


40-33

1275 Pennsylvania Avenue, NW
Washington, DC 20004-2415
202.383.0100
fax 202.637.3593
www.sablaw.com



STEVEN BOEHM
DIRECT LINE: 202.383.0176
Internet: steven.boehm@sablaw.com

December 1, 2005



VIA COURIER

Filing Desk
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Civil Action Documents Filed on Behalf of Nortia Capital Partners, Inc. -- File No. 0-26843

Ladies and Gentlemen:

On behalf of Nortia Capital Partners, Inc. (the "Company"), enclosed herewith for filing, pursuant to Section 33 of the Investment Company Act of 1940, are copies of pleadings and other court related documents filed in civil actions involving the Company and certain officers of the Company that have been delivered to the Company or filed by the Company:

1) Summons in Nortia Capital Partners, Inc. v. Mirador Consulting, 50 2005 CA 008373 XXXX MB;

2) Complaint in Nortia Capital Partners v. Mirador Consulting;

3) Answer in Nortia Capital Partners v. Mirador Consulting;

4) Summons in Mirador Consulting, Inc. v. Nortia Capital Partners, Inc., 502005CC 004932XXXX SB;

5) Complaint in Mirador Consulting v. Nortia Capital Partners;

6) Motion for Default in Mirador Consulting v. Nortia Capital Partners;

7) Defendant's Motion to Set Aside Default and Incorporated Memorandum of Law in Mirador Consulting v. Nortia Capital Partners;

8) Affidavits of Randolph W. Katz, Scott A. Mersky, and William J. Bosso, attached to Defendant's Notices of Filing, in Mirador Consulting v. Nortia Capital Partners;

9) Notice of Hearing in Mirador Consulting v. Nortia Capital Partners;

10) Order on Defendant's Motion to Set Aside Default in Mirador Consulting v. Nortia Capital Partners; and

11) Defendant's Motion to Dismiss Complaint with Prejudice in Mirador Consulting v. Nortia Capital Partners.

If you have any questions regarding this submission, please do not hesitate to call the undersigned at (202) 383-0176.

Very truly yours,

Steven Boehm

Enclosures

cc: Mr. William J. Bosso /Nortia Capital Partners, Inc.
David Magli, Esq.

IN THE CIRCUIT COURT OF
THE 15th JUDICIAL CIRCUIT IN AND FOR PALM
BEACH COUNTY, FLORIDA

CASE NUMBER: 2005 CA 008373 XXXX MB

NORTIA CAPITAL PARTNERS, INC.
a Nevada corporation,

Plaintiff,

v.

MIRADOR CONSULTING, INC.
a Florida corporation,

Defendant.


SEC MAIL PROCESSING
RECEIVED
DEC 0 1 2005
WASH, D.C.
185
SECTION

_____________________________________/

MIRADOR CONSULTING, INC.
a Florida corporation,

Counterclaimant and
Third-Party Claimant,

v.

NORTIA CAPITAL PARTNERS, INC.
a Nevada corporation,

Counterclaim Respondent,

and

WILLIAM BOSSO,
BRYAN CAVE LLP,
KATZMAN WASSERMAN & BENNARDINI, P.A.
and JOHN DOES 1-10,

Third-Party Respondents

_____________________________________/

SUMMONS
(20 Day)

PERSONAL SERVICE ON A CORPORATION

2:50 pm 4/1/05 #1086

TO DEFENDANT:

KATZMAN WASSERMAN & BENNARDINI, P.A.
ATTN: STEVEN M. KATZMAN, ESQ.
Boca Corporate Plaza
7900 Glades Road, Suite 140
Boca Raton, FL 33434

IMPORTANT

A lawsuit has been filed against you. You have 20 calendar days after this Summons is served on you to file a written response to the attached complaint/petition with the Clerk of this Court. A phone call will not protect you. Your written response, including the case number given above and the names of the parties, must be filed if you want the Court to hear your side of the case. If you do not file your response on time, you may lose the case, and your wages, money, and property may thereafter be taken without further warning from the Court. There are other legal requirements. You may want to call an attorney right away. If you do not know an attorney, you may call an attorney referral service or a legal aid office (listed in the phone book).

If you choose to file a wriiten response yourself, at the same time you file your written response to the Court you must also mail or take a copy of your written response to the "Plaintiff/Plaintiff's Attorney" named below.

GARY A. KLEIN
KLEIN & SALLAH, LLC
2101 NW Corporate Blvd.
Suite 216
Boca Raton, Florida 33431
(561) 989-9080

THE STATE OF FLORIDA
TO EACH SHERIFF OF THE STATE

You are commanded to serve this Summons and a copy of the Complaint/Petition in this lawsuit on the above-named Defendant.

DATED on NOV 01 2005, 2005.

SHARON R. BOCK
Clerk & Comptroller

CLERK OF COURT

BY: DEBRA REDMOND
Deputy Clerk

In accordance with the Americans With Disabilities Act, persons in need of special accommodation to participate in this proceeding shall, contact the Administrative Office of the Court, 205 North Dixie Highway, West Palm Beach, Florida, 33401, telephone (561) 355-2431, 1-800-955-8771 (TDD), or 1-800-955-8770 (V), via Florida Relay System.

VERIFIED RETURN OF SERVICE

State of Florida **County of Palm Beach** **Circuit Court**

Case Number: 50 2005 CA 8373

Plaintiff:
NORTIA CAPITAL PARTNERS, INC.

vs.

Defendant:
MIRADOR CONSULTING, INC

For:
Steven Katzman, Esq.
Katzman Wasserman & Bennardini, P.A.
7900 Glades Road
Suite 140
Boca Raton, FL 33434

Received by Agency for Civil Enforcement Corp. on the 2nd day of September, 2005 at 9:30 am to be served on **MIRADOR CONSULTING, INC., C/O CORPORATE CREATIONS NETWORK, INC., 941 FOURTH STREET, #200, MIAMI BEACH, FLORIDA 33139**.

I, Maria J. Gutierrez, do hereby affirm that on the **2nd day of September, 2005** at **10:20 am, I:**

Served the within named corporation by delivering a true copy of the **SUMMONS AND COMPLAINT** with the date and hour of service endorsed thereon by me, to CORPORATE CREATIONS NETWORK, INC. as **REGISTERED AGENT**of the within named corporation, in compliance with Florida Statute 48.091 and informing said person of the contents thereof.

Additional Information pertaining to this Service:
DELIVERED TO DAWN STOUTT AUTHORIZED TO ACCEPT ON BEHALF OF REGISTERED AGENT

I acknowledge that I am certified/appointed in good standing in the judicial circuit wherein this process was served, have no interest in the above action and that I am over the age of Eighteen (18). Under penalty of perjury, I declare that I have read the foregoing Verified Return of Service and that the facts stated in it are true.

Maria J. Gutierrez
C.P.S. #1286

Agency for Civil Enforcement Corp.
102 Ne 2nd Street
Suite 147
Boca Raton, FL 33432

Our Job Serial Number: 2005001828

IN THE CIRCUIT COURT OF THE 15th JUDICIAL CIRCUIT
IN AND FOR PALM BEACH COUNTY, FLORIDA

NORTIA CAPITAL PARTNERS, INC., a Nevada corporation,

Plaintiff,

v.

MIRADOR CONSULTING, INC., a Florida corporation,

Defendant.

CASE NO.:

50 2005CA 008373 XXXX MB

A N

COPY
RECEIVED FOR FILING

SEP 01 2005

SHARON R. BOCK
CLERK & COMPTROLLER
CIRCUIT CIVIL DIVISION

COMPLAINT

Plaintiff, Nortia Capital Partners, Inc., a Nevada corporation ("Nortia"), by and through its undersigned counsel, hereby sues Mirador Consulting, Inc., a Florida corporation ("Mirador"), and states:

JURISDICTION, PARTIES AND VENUE

1. This is an action for declaratory relief. The amount in controversy exceeds $15,000, exclusive of attorneys' fees, interest and costs.

2. Nortia is a Nevada corporation.

3. Mirador is a Florida corporation with its principal place of business in Boca Raton, Palm Beach County, Florida.

4. Venue is proper in Palm Beach County, Florida as the Consulting Agreement at issue provides for venue and jurisdiction therein.

FACTUAL ALLEGATIONS

5. On December 22, 2004, the parties entered into a Consulting Agreement. [Exhibit 1]. Pursuant to the terms of the Consulting Agreement, Mirador was to provide consulting services to Nortia. In exchange for the provision of those services, Nortia was to pay Mirador $5,000.00 per month.

6. Further, pursuant to the Consulting Agreement, as additional compensation to Mirador, Mirador was to purchase 225,000 shares of Nortia's restricted common stock (the "Initial Shares"). Pursuant to the Investment Representation Letter, which was incorporated by reference into the Consulting Agreement and annexed thereto as Addendum B, Mirador was to pay $200.00 to Nortia for the Initial Shares. [Id.]. Although Nortia issued the Initial Shares to Mirador, Mirador failed to pay the required $200.00 consideration therefor. [The Stock Certificate for the Initial Shares is annexed hereto as Exhibit 2].

7. On or about February 28, 2005, Nortia stock underwent a two-for-one split. In accordance with that split, an additional 225,000 shares of Nortia common stock were issued in Mirador's name, but these shares are currently in the physical possession of Nortia (the "Split Shares"). [Exhibit 3].

8. Pursuant to Section 47 of the Investment Company Act of 1940, and United States Securities and Exchange Commission ("SEC") rules and regulations, it is illegal for an investment company to issue shares in the company to the company's consultant as

compensation for the consultant's services. Accordingly, the Consulting Agreement is an illegal contract.

9. Mirador failed to provide the consulting services required under the Consulting Agreement.

COUNT I -
Action for Declaratory Judgment -
Consulting Agreement Void as an Illegal Contract

10. Nortia realleges and incorporates by reference the allegations contained in paragraphs 1 through 8 as if fully set forth herein.

11. Pursuant to Section 47 of the Investment Company Act of 1940, and SEC rules and regulations, it is illegal for an investment company to issue shares in the company to the company's consultant as compensation for the consultant's services. Accordingly, the Consulting Agreement is an illegal contract, and is therefore void.

12. Mirador has claimed, and continues to claim, ownership of both the Initial Shares and the Split Shares pursuant to the Consulting Agreement. As a consequence, there is a present, immediate and continuing controversy between Nortia and Mirador as to whether Mirador is entitled to ownership of the Initial Shares and the Split Shares.

13. Nortia seeks a declaration that:

(a) the Consulting Agreement is an illegal contract and therefore void as against public policy;

(b) Mirador accordingly has no ownership interest in either the Initial Shares or the Split Shares;

(c) Mirador must return the Initial Shares to Nortia; and

(d) the Initial Shares and Split Shares shall be cancelled of record.

WHEREFORE, Plaintiff, Nortia Capital Partners, Inc., respectfully requests that this Court enter a judgment in its favor and against Mirador Consulting, Inc., establishing that (a) the Consulting Agreement is an illegal contract and therefore void; (b) Mirador accordingly has no ownership interest in either the Initial Shares or the Split Shares; (c) Mirador must return the Initial Shares to Nortia; (d) the Initial Shares and Split Shares shall be cancelled of record; and (e) granting such other further relief as this Court deems just and proper.

COUNT II -
Action for Declaratory Judgment -
Lack of Consideration for the Issuance of Initial Shares and Split Shares

14. Nortia realleges and incorporates by reference the allegations contained in paragraphs 1 through 7 as if fully set forth herein. This Count is pled in the alternative to Counts I and III.

15. Although Nortia issued the Initial Shares to Mirador, Mirador failed to pay Nortia the $200.00 consideration required for the issuance thereof. Accordingly, there is a lack of consideration for both the Initial Shares and the Split Shares that were issued on the basis of the issuance of the Initial Shares.

16. Mirador has claimed, and continues to claim, ownership of both the Initial Shares and the Split Shares. As a consequence, there is a present, immediate and continuing controversy between Nortia and Mirador as to whether Mirador is entitled to ownership of the Initial Shares and the Split Shares.

17. Nortia seeks a declaration that:

(a) There is a lack of consideration for the Initial Shares and the Split Shares;

(b) Mirador has no ownership interest in either the Initial Shares or the Split Shares;

(c) Mirador must return the Initial Shares to Nortia; and

(d) the Initial Shares and Split Shares shall be cancelled of record.

WHEREFORE, Plaintiff, Nortia Capital Partners, Inc., respectfully requests that this Court enter a judgment in its favor and against Mirador Consulting, Inc., establishing that (a) there is a lack of consideration for the Initial Shares and the Split Shares; (b) Mirador has no ownership interest in either the Initial Shares or the Split Shares; (c) Mirador must return the Initial Shares to Nortia; (d) the Initial Shares and Split Shares shall be cancelled of record; and (e) granting such other further relief as this Court deems just and proper.

COUNT III -
Action for Declaratory Judgment -
Rescission of Consulting Agreement Due to a Failure of Consideration

18. Nortia realleges and incorporates by reference the allegations contained in paragraphs 1 through 7 and 9 as if fully set forth herein.

19. Upon execution of the Consulting Agreement, Mirador provided consideration in the form of its promise to perform consulting services for Nortia. In exchange therefor, Mirador received the Initial Shares, the Split Shares, and Nortia's promise to pay Mirador $5,000.00 per month.

20. However, there was a subsequent failure of consideration by Mirador when it failed to provide the services required under the Consulting Agreement. Accordingly, the Consulting Agreement should be rescinded.

21. Mirador has claimed, and continues to claim, ownership of both the Initial Shares and the Split Shares, as well as entitlement to the $5,000.00 monthly payments. As a consequence, there is a present, immediate and continuing controversy between Nortia and Mirador as to whether Mirador is entitled to ownership of the Initial Shares and the Split Shares, as well as the $5,000.00 monthly payments.

22. Nortia seeks a declaration that:

(a) The Consulting Agreement is rescinded due to a failure of consideration, based upon Mirador's failure to perform the services required under the Consulting Agreement;

(b) Mirador has no ownership interest in either the Initial Shares or the Split Shares;

(c) Mirador must return the Initial Shares to Nortia;

(d) the Initial Shares and Split Shares shall be cancelled of record; and

(e) Mirador is not entitled to the $5,000.00 monthly payments.

WHEREFORE, Plaintiff, Nortia Capital Partners, Inc., respectfully requests that this Court enter a judgment in its favor and against Mirador Consulting, Inc., establishing that (a) the Consulting Agreement is rescinded due to a failure of consideration upon Mirador failing to perform any of the services required under the Consulting Agreement; (b) Mirador has no ownership interest in either the Initial Shares or the Split Shares; (c) Mirador must return the Initial Shares to Nortia; (d) the Initial Shares and Split Shares shall be cancelled of record; (e) Mirador is not entitled to the $5,000.00 monthly payments; and (f) granting such other further relief as this Court deems just and proper.

Dated: September 1, 2005

KATZMAN, WASSERMAN & BENNARDINI, P.A.
Counsel for Plaintiff
Suite 140/Boca Corporate Plaza
7900 Glades Road
Boca Raton, FL 33434
Phone: (561) 477-7774
Fax: (561) 477-7447

By: ______________________
STEVEN M. KATZMAN, ESQ.
Florida Bar No. 375861
CRAIG A. RUBINSTEIN, ESQ.
Florida Bar No. 77755



CONSULTING AGREEMENT

THIS AGREEMENT (the "Agreement"), is made and entered into as of this 1st day of November, 2004, by and between Mirador Consulting, Inc., a Florida corporation, with offices at 5499 N. Federal Hwy, Suite D, Boca Raton, Florida 33487 ("Mirador" or the "Consultant"), and Nortia Capital Partners, Inc., a Nevada corporation (f/k/a Global Life Sciences, Inc.), with offices at 400 Hampton View Court, Alpharetta, GA 30004 (the "Company") (together the "Parties").

WHEREAS, Consultant is in the business of providing services for management consulting, business advisory, shareholder information and public relations;

WHEREAS, the Company deems it to be in its best interest to retain Consultant to render to the Company such services as may be needed; and

WHEREAS, the Parties desire to set forth the terms and conditions under which Consultant shall provide services to the Company.

NOW, THEREFORE, in consideration of the mutual promises and covenants herein contained, and other valid consideration, receipt of which is hereby acknowledged, the Parties agree as follows:

Term of Agreement

The Agreement shall remain in effect from the date hereof through the expiration of a period of one year from the date hereof (the "Term"), and thereafter may be renewed upon the mutual written consent of the Parties.

Nature of Services to be rendered

During the Term and any renewal thereof, Consultant shall: (a) provide the Company with corporate consulting services on a best efforts basis in connection with mergers and acquisitions, corporate finance, corporate finance relations, introductions to other financial relations companies and other financial services; (b) use its best efforts to locate and identify to the Company private and/or public companies for potential merger with or acquisition by the Company; (c) contact the Company's existing stockholders, responding in a professional manner to their questions and following up as appropriate; and (d) use its best efforts to introduce the Company to various securities dealers, investment advisors, analysts, funding sources and other members of the financial community with whom it has established relationships, and generally assist the Company in its efforts to enhance its visibility in the financial community (collectively, the "Services"). The Consultant shall not disseminate any information about the Company to any third party pursuant to this Agreement without the express written consent of the Company.

It is acknowledged and agreed by the Company that Consultant carries no professional licenses, and is not rendering legal advice or performing accounting services, nor acting as an investment advisor or broker/dealer within the meaning of the applicable state and federal securities laws.

EXHIBIT 1

Consultant expressly agrees not to engage in any activities that would subject the Consultant to such professional licensure. The Services of Consultant shall not be exclusive nor shall Consultant be required to render any specific number of hours or assign specific personnel to the Company or its projects.

Disclosure of Information

Consultant agrees as follows:

The Consultant shall NOT disclose to any third party any material non-public information or data received from the Company without the written consent and approval of the Company other than: (i) to its agents or representatives that have a need to know in connection with the Services hereunder; provided such agents and representatives have a similar obligation to maintain the confidentiality of such information; (ii) as may be required by applicable law; provided, Consultant shall provide prompt prior written notice thereof to the Company to enable the Company to seek a protective order or otherwise prevent such disclosure; and (iii) such information as becomes publicly known through no action of the Consultant, or its agents or representatives.

Following receipt of written notice from the Company of a filing in connection with a proposed public offering of the securities of the Company, and until the Company informs the Consultant that such offering has been completed or has terminated, the Consultant shall not engage in any public relations efforts on behalf of the Company without approval of counsel for the Company and counsel for the underwriter(s), if any.

Compensation

The following represents the compensation to be received by the Consultant in connection with rendering the Services hereunder:

During the Term of this Agreement, the Company will pay to the Consultant the sum of five thousand ($5,000) dollars per month payable on a quarterly basis.

Upon execution of the Agreement, the Consultant shall purchase and the Company will issue to the Consultant 225,000 shares of the Company's restricted common stock (OTCBB: GFSC) for a total purchase price of two hundred twenty five dollars ($225.00) (the "Common Stock") as per the Investment Representation Letter (incorporated by reference into the Agreement and attached as Addendum B);

At any time during the Term of this Agreement, the Company shall advise the Consultant by written notice at least four weeks prior to the filing of any registration statement (other than a registration statement registering less than $1,000,000 of the Company's Common Stock, or a Common Stock offering pursuant to a Notification under Regulation E on Form 1-E), covering any securities of the Company, whether for its own account or for the account of others, and shall, upon the request of the Consultant, subject to the terms, conditions or restrictions of any underwriting agreement entered into in connection with such registration statement, include in any registration statement such information as may be required to permit a public offering of any or all of the Consultant's Common Stock, all at no expense whatsoever to the Consultant (to the





extent as permitted by the Act or the rules and regulations promulgated thereunder), except that Consultant shall bear the fees of its own counsel and any underwriting discounts or commissions applicable to the Consultant's securities sold by Consultant.

Representations and Warranties of the Consultant

In order to induce the Company to enter into this Agreement, the Consultant hereby makes the following unconditional representations and warranties:

In connection with its execution of and performance under this Agreement, the Consultant has not taken and will not take any action that will cause it to become required to make any filings with or to register in any capacity with the Securities and Exchange Commission (the "SEC"), the National Association of Securities Dealers, Inc. (the "NASD"), the securities commissioner or department of any state, or any other regulatory or governmental body or agency.

Neither the Consultant nor any of its principals is subject to any sanction or restriction imposed by the SEC, the NASD, any state securities commission or department, or any other regulatory or governmental body or agency, which would prohibit, limit or curtail the Consultant's execution of this Agreement or the performance of its obligation hereunder.

The Consultant's purchase of shares pursuant to this Agreement is an investment made for its own account. The Consultant is permitted to provide consulting services to any corporation or entity engaged in a business identical or similar to the Company's.

The Consultant shall not disseminate any information about the Company to any third party pursuant to this Agreement without the express written consent of the Company.

Duties of the Company

The Company will supply Consultant, on a regular basis and timely basis, with all approved data and information about the Company, its management, its products, and its operations as reasonably requested by Consultant and which the Company can obtain with reasonable effort; and Company shall be responsible for advising Consultant of any facts which would affect the accuracy of any prior data and information previously supplied to Consultant so that the Consultant may take corrective action.

The Company shall promptly supply Consultant with full and complete copies of all filings with all federal and state securities agencies; with full and complete copies of all stockholder reports and communications whether or not prepared with the assistance of Consultant; with all data and information supplied to any analyst, broker-dealer, market maker, or other member of the financial community and with all product/services brochures, sales materials, etc. filed or prepared by the Company after the date of this Agreement. Company shall supply to Consultant, within 15 days of execution of this Agreement, with a list of all stockbrokers and market makers active in the stock of Company, and a complete list of all shareholders.

The Consultant's reports are not intended to be used in the offering of securities. Accordingly, the Company agrees as follows:





Company will notify Consultant in writing a minimum of ten (10) days prior to making any private or public offering of securities, ncluding but not limited to an offering registered on form S-8 or made pursuant to Regulation S or Regulation D.

Company will notify Consultant within 5 business days to any "insider" selling of Company's stock. Company will not utilize any Consultant reports in connection with any offering (public or private) of securities without the prior written consent of Consultant.

Representations and Warranties of the Company

In order to induce the Consultant to enter into this Agreement, the Company hereby makes the following unconditional representations and warranties:

The Company is not subject to any restriction imposed by the SEC or by operation of the 1933 Act, the Exchange Act of 1934, as amended (the "1934 Act") or any of the rules and regulations promulgated under the 1933 Act or the 1934 Act which prohibit its execution of this Agreement or the performance of its obligations to the Consultant set forth herein.

The Company has not been sanctioned by the SEC, the NASD or any state securities commissioner or department in connection with any issuance of its securities.
All payments required to be made on time and in accordance with the payment terms and conditions set forth herein.

The Company acknowledges that the Consultant does not guarantee its ability to cause the consumption of any contract or merger or acquisition with any corporate candidate.

Compliance with Securities Laws

The Parties acknowledge and agree that the Company is subject to the requirements of the 1933 Act, the 1934 Act, and the Investment Company Act of 1940 (the "1940 Act"); and that the 1933 Act, the 1934 Act, the 1940 Act, the rules and regulations promulgated thereunder and the various state securities laws (collectively, "Securities Laws") impose significant burdens and limitations on the dissemination of certain information about the Company by the Company and by persons acting for or on behalf of the Company. Each of the Parties agrees to comply with all applicable Securities Laws in carrying out its obligations under the Agreement; and without limiting the generality of the foregoing, the Company hereby agrees (i) all information about the Company provided to the Consultant by the Company, which the Company expressly agrees may be disseminated to the public by the Consultant in providing any public relations or other services pursuant to the Agreement, shall not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements made, in light of the circumstances in which they were made, not misleading, (ii) the Company shall promptly notify the Consultant if it becomes aware that it has publicly made any untrue statement of a material fact regarding the Company or has omitted to state any material fact necessary to make the public statements made by the Company, in light of the circumstances in which they were made, not misleading, and (iii) the Company shall promptly notify the Consultant of any "quiet period" or "blackout period" or other similar period during which public statements by or on behalf of the Company are restricted by any Securities Law. The Each Party (an "indemnifying party") hereby agrees, to the full extent permitted by applicable law, to indemnify and hold harmless the other





Party (the "indemnified party") for any damages caused to the indemnified party by the indemnifying party's breach or violation of any Securities Law, except to the extent that the indemnifying party's breach or violation of a Securities Law is caused by the indemnified party's breach or violation of the Agreement, or any Securities Law.

Issuance of Restricted Stock to Consultant

The Restricted Stock shall be issued as fully-paid and non-assessable securities. The Company shall take all corporate action necessary for the issuance Restricted Stock, to be legally valid and irrevocable, including obtaining the prior approval of its Board of Directors.

Expense Reimbursement

Consultant shall be entitled to receive cash reimbursement, and the Company shall provide cash reimbursement, of all reasonable and necessary cash expenses paid by the Consultant on behalf of the Company in performance of its own duties hereunder. Such expenses shall include, without limitation, reasonable expenses for communications, deliveries and travel. In no event, however, will the Consultant incur on behalf of the Company any expense without the prior written consent of the Company.

Indemnification of Consultant by the Company

The Company acknowledges that the Consultant relies on information provided by the Company in connection with the provisions of Services hereunder and represents that said information does not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements made, in light of the circumstances in which they were made, not misleading, and agrees to hold harmless and indemnify the Consultant for claims against the Consultant as a result of any breach of such representation and for any claims relating to the purchase and/or sale of the Company's securities occurring out of or in connection with the Consultant's relationship with the Company including, without limitation, reasonable attorney's fees and other costs arising out of any such claims; provided, however, that the Company will not be liable in any such case for losses, claims, damages, liabilities or expenses that arise from the gross negligence or willful misconduct of Consultant. The provisions of this Indemnification provision shall survive the expiration of this Agreement.

Indemnification of the Company by the Consultant

The Consultant shall identify and hold harmless the Company and its principals from and against any and all liabilities and damages arising out of any the Consultant's gross negligence or intentional breach of its representations, warranties or agreements made hereunder. The provisions of this Indemnification provision shall survive the expiration of this Agreement.

Applicable Law

It is the intention of the parties hereto that this Agreement and the performance hereunder and all suits and special proceedings hereunder be construed in accordance with and under and pursuant to the laws of the State of Florida and that in any action, special proceeding or other proceedings that may be brought arising out of, in connection with or by reason of this Agreement, the law of




Mirador
Consulting

the State of Florida shall be applicable and shall govern to the exclusion of the law of any other forum, without regard to the jurisdiction on which any action or special proceeding may be instituted.

Disputes

Any and all conflicts, disputes and disagreements arising out of or in connection with any aspect of the Agreement shall be subject to the jurisdiction of state court, Palm Beach County, Florida.

Notices

All notices, demands or other written communications hereunder shall be in writing, and unless otherwise provided, shall be deemed to have been duly given on the first business day after mailing by United States registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

To Consultant: Mr. Brian S. John
5499 N. Federal Hwy, Suite D
Boca Raton, Florida 33487

To The Company: Mr. William Bosso
400 Hampton View Court
Alpharetta, Georgia 30004

in each case, with copies to such other addresses or to such other persons as any Party shall designate to the others for such purposes in manner hereinabove set forth.

Entire Understanding/Incorporation of other Documents

The Agreement contains the entire understanding of the Parties with regard to the subject matter hereof, superseding any and all prior agreements or understandings whether oral or written, and no further or additional agreements, promises, representations or covenants may be inferred or construed to exist between the Parties.

No Assignment or Delegation Without Prior Approval

No portion of the Agreement or any of its provisions may be assigned, nor obligations delegated, to any other person or party without the prior written consent of the Parties except by operation of law or as otherwise set forth herein.

Captions

The captions in this Agreement are for convenience and reference only and in no way define, describe, extend or limit the scope of this Agreement or the intent of any provisions hereof.

Number and Gender





All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the Party or Parties, or their personal representatives, successors and assignes may require.

Further Assurances

The Parties hereby agree to do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered and to perform all such acts and deliver all such deeds, assignments, transfers, conveyances, powers of attorney, assurances, stock certificates and other documents, as may, from time to time, be required herein to effect to the intent and purpose of this Agreement.

Survival of Agreement

The Agreement and all of its terms shall inure to the benefit of any permitted assignees of or lawful successors to either Party.

Independent Contractor

Consultant agrees to perform its consulting duties hereto as an independent contractor. Nothing contained herein shall be considered to as creating an employer-employee relationship between the parties to this Agreement. Except as expressly agreed to in writing, the Consultant shall not have the authority to obligate or commit the Company in any manner whatsoever.

No Amendment Except in Writing

Neither the Agreement nor any of its provisions may be altered or amended except in a dated writing signed by the Parties.

Waiver of Breach

No waiver of any breach of any provision hereof shall be deemed to constitute a continuing waiver or a waiver of any other portion of the Agreement.

Severability of the Agreement

Except as otherwise provided herein, if any provision hereof is deemed by arbitration or a court of competent jurisdiction to be legally unenforceable or void, such provision shall be stricken from the Agreement and the remainder hereof shall remain in full force and effect.

Termination of the Agreement

Either Party may terminate the Agreement, with or without cause, by providing a thirty (30) day written notification to the other Party The Agreement will terminate thirty (30) days following the date of receipt of the written notification by the non-terminating party ("Date of Termination"). In the event of termination of the Agreement by the Company, the Consultant shall be entitled to keep any and all fees, Company stock or other compensation it received from







the Company under the Agreement prior to the Date of Termination.

Counterparts and Facsimile Signature

This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument. Execution and delivery of this Agreement by exchange of facsimile copies bearing the facsimile signature of a party hereto shall constitute a valid and binding execution and delivery of this Agreement by such party. Such facsimile copies shall constitute enforceable original documents.

No Construction Against Drafter

The Agreement shall be construed without regard to any presumption or other requiring construction against the Party causing the drafting hereof.

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement, effective as of the date set forth above.

Nortia Capital Partners Inc.	**Mirador Consulting, Inc.**
By:____________	By:____________
William J. Bosso, CEO	Brian St. John, President
	12-22-04

INVESTMENT REPRESENTATION LETTER
(ADDENDUM B)

225,000

The undersigned subscriber, Mirador Consulting, Inc., (the "Subscriber") is acquiring ~~200,000~~ shares of the common stock (the "Shares") of Nortia Capital Partners, Inc. OTCBB: GFSC (the "Company") for Two Hundred Dollars ($200.00) in connection with the Consulting Agreement, dated ~~October~~ Nov 2, 2004, between the Subscriber and the Company. In order to induce the Company to issue the shares to the Subscriber, the Subscriber hereby makes the following representations, gives the following warranties, and acknowledges the following information:

1. The Subscriber represents that it has full power and authority to execute this statement and make the representations contained herein. The Subscriber understands that the Company is relying on this statement in issuing it the Shares.

2. The shares are being purchased solely for investment purposes, for the Subscriber's own account, and not with a view to, or for sale in conjunction with, any distribution of the shares within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). The Subscriber further represents that it does not have any contract, undertaking or arrangement with any person to sell, transfer or grant participation to such person or to any third person, with respect to any of the Shares.

3. The Subscriber acknowledges that the Shares have not been registered under the Securities Act and are to be issued to the Subscriber in reliance upon one or more exemptions from registration contained in the Securities Act and applicable state securities laws. The Subscriber has no right to demand the registration of the Shares to permit them to be resold, and no representations about subsequent registrations have been made by the Company. The Subscriber acknowledges that the Shares cannot be transferred except pursuant to a registration under the Securities Act or pursuant to an exemption from the Securities Act deemed to be lawfully available. In this connection, the Subscriber represents that it is familiar with SEC Rule 144 as presently in effect, and understand the resale limitations imposed thereby and by the Securities Act.

4. The Subscriber acknowledges that the exemption provided by Rule 144 under the Securities Act provide for limited sale of unregistered shares but may not be available to the Subscriber at the time he or she may desire to sell the shares. No representations have been made to the Subscriber that any part of the shares will be saleable Pursuant to Rule 144 at any particular time.

5. The Subscriber has had an opportunity to ask questions of and receive answers from the Company regarding the Company, its business and prospects and the terms and conditions of the sale of the Shares. It believes it has received all the information it considers necessary or appropriate for deciding whether to acquire the Shares.

6. The Shares represent a speculative investment involving a high degree of risk loss of the purchase price. The Subscriber has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of an investment in the Shares and of making an informed investment decision. The Subscriber is able to bear the economic risk of the investment in the Share, to hold the Shares an indefinite period of time, and to afford a complete loss of the purchase price.

7. The Shares will be represented by a certificate bearing a prominent legend setting forth the restricted nature of the Shares as deemed appropriate by the Company's counsel.

8. The Subscriber will not sell, transfer, pledge or otherwise dispose of or encumber any of the Shares it receives unless and until (i) such shares are subsequently registered under the Securities Act and



each applicable state securities law; or (ii) (1) an exemption from such registration is available thereunder, and (2) the undersigned has notified the Company of the proposed transfer and have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such transfer will not require registration of such shares under the Act. The undersigned understands that the Company is not obligated, and does not intend, to register any such shares under the Act or any state securities laws.

ACCEPTED BY

Mirador Consulting, Inc.

By:______________________________

Brian S. John, President DATE

Nortia Capital Partners, Inc.

By:______________________________ 11-2-04

William J. Bosso, CEO DATE



NUMBER 6011

SEE RESTRICTIVE LEGEND ON REVERSE SIDE

SHARES ** 225,000 **

Nortia Capital Partners, Inc.

COMMON STOCK

INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA

CUSIP 668587 10 8

SEE REVERSE FOR CERTAIN DEFINITIONS

THIS CERTIFIES THAT MIRADOR CONSULTING INC

Is the owner of *** Two Hundred Twenty Five Thousand ***

Fully Paid and Non-Assessable Shares of Common Stock, of Nortia Capital Partners, Inc., transferable only on the books of the Corporation by the holder hereof in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate is not valid unless countersigned and registered by the Transfer Agent and Registrar. Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated: December 16, 2004

NORTIA CAPITAL PARTNERS, INC. CORPORATE SEAL NEVADA

President

Chief Executive Officer

Countersigned:
Florida Atlantic Stock Transfer Inc.
7130 Nob Hill Road
Tamarac, FL 33321
Transfer agent

EXHIBIT



NUMBER 6216

SEE RESTRICTIVE LEGEND ON REVERSE SIDE

SHARES ** 225,000 **

Nortia Capital Partners, Inc.

COMMON STOCK

INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA

CUSIP 668587 10 8
SEE REVERSE FOR CERTAIN DEFINITIONS

THIS CERTIFIES THAT MIRADOR CONSULTING INC

Is the owner of *** Two Hundred Twenty Five Thousand ***

Fully Paid and Non-Assessable Shares of Common Stock, of Nortia Capital Partners, Inc., transferable only on the books of the Corporation by the holder hereof in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate is not valid unless countersigned and registered by the Transfer Agent and Registrar. Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated: June 10, 2005

NORTIA CAPITAL PARTNERS, INC.
CORPORATE
SEAL
NEVADA

President

Chief Executive Officer

Countersigned:
Florida Atlantic Stock Transfer, Inc.
7130 Nob Hill Road
Tamarac, FL 33321
Transfer agent

IN THE CIRCUIT COURT OF
THE 15TH JUDICIAL CIRCUIT IN AND FOR
PALM BEACH COUNTY, FLORIDA

---X

NORTIA CAPITAL PARTNERS, INC.,
a Nevada corporation,

Plaintiff,

v.

MIRADOR CONSULTING, INC.,
a Florida corporation,

Defendant

---X

Case No. 2005 CA 008373 XXXX MB

**ANSWER,
AFFIRMATIVE DEFENSES,
COUNTERCLAIMS AND
THIRD-PARTY CLAIMS**

MIRADOR CONSULTING, INC.
a Florida corporation,

Counterclaimant and
Third-Party Claimant,

v.

NORTIA CAPITAL PARTNERS, INC.
a Nevada corporation;

Counterclaim Respondent,

and

WILLIAM BOSSO;
BRYAN CAVE LLP; KATZMAN,
WASSERMAN & BENNARDINI, P.A.;
and JOHN DOES 1-10,

Third-Party Respondents

---X

Defendant, MIRADOR CONSULTING, INC. ("MIRADOR" or the "Defendant"), appearing by its attorneys Gusrae, Kaplan, Bruno & Nusbaum PLLC as and for its Answer to the Complaint filed by Plaintiff, NORTIA CAPITAL PARTNERS, INC. ("NORTIA," the

"Company" or the "Plaintiff"), in the above-captioned matter, its Counterclaims, and its Third-Party Complaints, upon information and belief, hereby states as follows:

JURISDICTION, PARTIES AND VENUE

1. Admits the allegations contained in paragraph No. "1" of the Complaint.

2. Admits the allegations contained in paragraph No. "2" of the Complaint.

3. Admits the allegations contained in paragraph No. "3" of the Complaint.

4. Admits the allegations contained in paragraph No. "4" of the Complaint.

FACTUAL ALLEGATIONS

5. Admits the allegations contained in paragraph No. "5 "of the Complaint, except denies that the Consulting Agreement was entered into on December 22, 2004.

6. Admits the allegations contained in paragraph No. "6" of the Complaint, except denies that MIRADOR failed to pay the required $200 consideration therefor.

7. Admits the allegations contained in paragraph No. "7" of the Complaint.

8. Denies the allegations contained in paragraph No. "8" of the Complaint.

9. Denies the allegations contained in paragraph No. "9" of the Complaint.

COUNT I

10. Restates and reaffirms the answers set forth in paragraph Nos. "1" through "9" of the Answer as if fully set forth herein.

11. Denies the allegations contained in paragraph No. "11" of the Complaint.

12. Admits the allegations contained in paragraph No. "12" of the Complaint, namely that MIRADOR is entitled to the Initial Shares pursuant to the Consulting Agreement, and the Split Shares emanating therefrom. Denies that there is any viable controversy existing between

MIRADOR and NORTIA, and states that any controversy that does exist has been self-servingly fabricated by the Plaintiff, NORTIA, in bad faith and without any basis in facts whatsoever.

13. Denies that NORTIA is entitled to recover any form of declaratory relief against MIRADOR.

COUNT II

14. Restates and reaffirms the answers set forth in paragraph Nos. "1" through "13" of the Answer as if fully set forth herein.

15. Denies the allegations contained in paragraph No. "15" of the Complaint.

16. Admits the allegations contained in paragraph No. "16" of the Complaint; except denies the inference that MIRADOR is not entitled to both its Initial Shares and Split Shares.

17. Denies that NORTIA is entitled to recover any form of declaratory relief against MIRADOR.

COUNT III

18. Restates and reaffirms the answers set forth in paragraph Nos. "1" through "17" of the Answer as if fully set forth herein.

19. Admits the allegations contained in paragraph No. "19" of the Complaint, except denies that MIRADOR received the Split Shares.

20. Denies the allegations contained in paragraph No. "20" of the Complaint.

21. Admits the allegations contained in paragraph No. "21" of the Complaint; except denies the inference that MIRADOR is not entitled to both its Initial Shares and Split Shares, as well as its $5,000 monthly payments, from November 1, 2004, up to and including the payment due for February 2005.

22. Denies that NORTIA is entitled to recover any form of declaratory relief against MIRADOR.

23. Denies any and all other allegations contained in the Complaint, if any, which were not specifically addressed above.

AS AND FOR A FIRST AFFIRMATIVE DEFENSE
AS AND AGAINST PLAINTIFF; DEFENDANT ALLEGES

24. Plaintiff has failed to state a cause of action upon which relief can be granted.

AS AND FOR A SECOND AFFIRMATIVE DEFENSE
AS AND AGAINST PLAINTIFF; DEFENDANT ALLEGES

25. Plaintiff's claims, if any, are offset by the Counterclaims set forth herein.

AS AND FOR A THIRD AFFIRMATIVE DEFENSE
AS AND AGAINST PLAINTIFF; DEFENDANT ALLEGES

26. Defendant MIRADOR tendered payment for the shares in issue, as required by the Consulting Agreement.

AS AND FOR A FOURTH AFFIRMATIVE DEFENSE
AS AND AGAINST PLAINTIFF; DEFENDANT ALLEGES

27. That if it is determined that Defendant MIRADOR's payment for the shares of NORTIA restricted common stock was not effectively negotiated, that Defendant MIRADOR is entitled to a set-off of $200 against the $5,000 per month owed to it by Plaintiff NORTIA.

AS AND FOR A FIFTH AFFIRMATIVE DEFENSE
AS AND AGAINST PLAINTIFF; DEFENDANT ALLEGES

28. Plaintiff is barred from recovery of the relief sought herein by the equitable doctrine of unclean hands.

AS AND FOR A SIXTH AFFIRMATIVE DEFENSE
AS AND AGAINST PLAINTIFF; DEFENDANT ALLEGES

29. Plaintiff is barred from recovery of the relief sought herein by the equitable doctrine of waiver.

AS AND FOR A SEVENTH AFFIRMATIVE DEFENSE
AS AND AGAINST PLAINTIFF; DEFENDANT ALLEGES

30. Plaintiff is barred from recovery of the relief sought herein by the equitable doctrine of ratification.

COUNTERCLAIMS AND THIRD-PARTY COMPLAINTS

Counterclaimant and Third-Party Claimant MIRADOR, as and for its counterclaims against Counterclaim Respondent NORTIA, and third-party claims against Third-Party Respondents WILLIAM BOSSO, BRYAN CAVE LLP, KATZMAN, WASSERMAN & BENNARDINI, P.A. and JOHN DOES 1-10 upon information and belief, states as follows:

31. Counterclaimant and Third-Party Claimant incorporates by reference and asserts those allegations of the Complaint as are admitted in the Answer above, as if fully set forth herein.

COUNTER STATEMENT OF FACTS

32. MIRADOR is a Florida corporation with its principal place of business in Boca Raton, Palm Beach County, Florida.

33. NORTIA is a Nevada corporation.

34. WILLIAM BOSSO ("BOSSO") is the Chief Executive Officer of NORTIA.

35. BRYAN CAVE LLP ("BRYAN CAVE") is NORTIA's former counsel.

36. KATZMAN, WASSERMAN & BENNARDINI, P.A. ("KATZMAN") is NORTIA's current counsel.

37. JOHN DOES 1-10 are being sued under a fictitious name because the true identities and capacities of these Third-Party Respondents are unknown to MIRADOR at this time. Upon information and belief, JOHN DOES 1-10 are responsible in some manner for the occurrences alleged herein, and MIRADOR's damages as alleged herein were proximately caused by the conduct of JOHN DOES 1-10. At all relevant times hereto, upon information and belief, JOHN DOES 1-10 were the agents, servants, employees, representatives, co-conspirators and/or aiders and abettors of NORTIA, and acted within the course and scope of its authority as agents, servants, employees, representatives, and/or co-conspirators with the permission, consent, and/or approval of NORTIA during the existence of the relationship and/or during the course and in furtherance of the conspiracy. The Counter-Plaintiff will amend the Complaint after it ascertains the true identity of JOHN DOES 1-10, as appropriate.

38. On or about May 12, 2004, MIRADOR entered into a consulting agreement with Global Life Sciences, Inc. ("GBLS"). As a result, MIRADOR received 200,000 shares of GBLS common stock.

39. In July 2004 MIRADOR received certificate number 5107, dated July 8, 2004, for 200,000 shares of GBLS stock, pursuant to its May 12, 2004 consulting agreement with GBLS.

40. On October 12, 2004, GBLS initiated a 1 for 10 reverse stock split, resulting in MIRADOR's 200,000 GBLS shares becoming 20,000 GBLS shares, and reflected by certificate number 6214.

41. On or around November 1, 2004, GBLS changed its name to Nortia Capital Partners after acquiring Nortia Capital Partners, Inc (a Florida corporation).

42. On November 1, 2004, MIRADOR entered into a Consulting Agreement (the "Agreement") with NORTIA for a period of one (1) year, effective November 1, 2004. The Agreement is annexed to the Complaint as Exhibit 1.

43. As is set forth in the Agreement, MIRADOR was required on a "best efforts" basis to, and as demonstrated below, did perform the required consulting services (Exhibit 1, p.1).

44. Pursuant to the terms of the Agreement, NORTIA agreed to:

a) Issue to MIRADOR 225,000 shares of NORTIA's restricted common stock for a purchase price of $200, which MIRADOR tendered (see duplicate of check, attached hereto as Exhibit A);

b) Pay MIRADOR $5,000 per month, payable on a quarterly basis.

45. On December 22, 2004, the parties agreed to an initialed change to the cancellation clause, whereby in the event of termination of the Agreement by NORTIA, MIRADOR would be entitled to keep any and all fees, Company stock or other compensation it received from NORTIA under the Agreement prior to the Date of Termination. (Exhibit 1, p.7-8.)

46. Under a covenant of further assurances ("Further Assurances") contained in the Agreement, NORTIA agreed "to do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered, and to perform all such acts and deliver all such ... stock certificates" as may be required to effect the intent and purpose of the Agreement (Exhibit 1, p.7).

47. In December 2004, MIRADOR received certificate number 6011, dated December 16, 2004, for 225,000 shares of NORTIA restricted common stock, pursuant to its Agreement with NORTIA.

48. How NORTIA booked the issuance of shares due to MIRADOR is unknown.

49. MIRADOR complied with all of its obligations under the Agreement to provide consulting services on a best efforts basis by rendering various services, including:

a) meeting with NORTIA management on numerous occasions to discuss the needs of the company and address its plan of operation;

b) introducing NORTIA to several NASD member broker/dealers and market makers;

c) introducing NORTIA to National Securities Corporation's head analyst, David Weinstein, to address NORTIA's need for analyst coverage and additional funding requirements;

d) assisting NORTIA in preparing press releases;

e) acting as the investor relations contact for NORTIA and responding to shareholder calls; and

f) providing business consultation to NORTIA management regarding the direction and development of NORTIA's business strategies and acquisitions.

50. On January 27, 2005, BOSSO sent an email to Frank Benedetto of MIRADOR seeking to cancel the Agreement.

51. On or about February 28, 2005, NORTIA initiated a 2-for-1 forward stock split, resulting in the issuance of an additional 245,000 shares (the "Split Shares") due to MIRADOR,

(20,000 shares based on MIRADOR's GBLS holdings and 225,000 shares based on MIRADOR's NORTIA holdings).

52. Based upon information or belief, on or before March 3, 2005 certificate number 6037 for 245,000 shares of NORTIA common stock, representing additional shares due MIRADOR as a result of the 2-for-1 forward stock split, was sent to Randolf F. Katz ("Katz"), an attorney with BRYAN CAVE, by Florida Atlantic Stock Transfer ("Florida Atlantic").

53. As evidenced by the shipment of stock certificate number 6037 to Katz, representing 245,000 shares of NORTIA common stock, NORTIA knew that MIRADOR was entitled to shares stemming from the split of its 20,000 GBLS and 225,000 Nortia shares.

54. On or about May 31, 2005, Gary Klein ("Klein"), of Klein & Sallah, LLC, local counsel for MIRADOR, sent a letter to NORTIA demanding that NORTIA deliver to MIRADOR its certificate for 245,000 Split Shares. (Letter attached hereto as Exhibit B.)

55. On or about June 10, Katz sent certificate 6037 to Florida Atlantic Stock Transfer to have MIRADOR's 20,000 GBLS Split Shares sent to MIRADOR. Katz then had both certificate 6215, reflecting the 20,000 GBLS Split Shares and certificate 6216, reflecting the 225,000 NORTIA Split Shares, sent back to him.

56. On or about June 13, Katz forwarded to MIRADOR original certificate number 6215, but sent to MIRADOR only a copy of certificate number 6216.

57. On or about August 12, 2005, Klein sent another letter to Katz in which he demanded that Katz immediately provide to MIRADOR the stock certificate in MIRADOR's name for the 225,000 Split Shares of NORTIA stock. (Letter attached hereto as Exhibit C.)

58. On or about August 15, 2005, Katz forwarded certificate number 6216 to KATZMAN, NORTIA's new law firm.

59. MIRADOR has not, to date, received its 225,000 Split Shares of NORTIA Common Stock.[1]

60. As a result, MIRADOR has been deprived of its rightful ownership of the 225,000 Split Shares.

61. By refusing to release to MIRADOR the original stock certificate number 6216, the law firms of BRYAN CAVE and KATZMAN interfered with MIRADOR's rights as a shareholder of NORTIA, and participated in the conversion of MIRADOR's NORTIA shares.

62. Upon information and belief, by directing both BRYAN CAVE and KATZMAN not to release the original of stock certificate number 6216 to MIRADOR, BOSSO committed a prima facie tort by interfering with MIRADOR's contractual rights to the Split Shares.

63. In addition, by failing to require either BRYAN CAVE or KATZMAN to deliver the original of stock certificate number 6216 to MIRADOR, NORTIA failed to abide by the Further Assurances it agreed to under the Agreement.

64. On July 29, 2005, NORTIA submitted a Form NT 10-K to the U.S. Securities and Exchange Commission ("SEC"), in which it stated that it could not file its Annual Report on Form 10-K for the year ended April 30, 2005 within the prescribed period.

65. On September 16, 2005, NORTIA submitted a Form NTN 10Q to the SEC, in which it stated that it could not file its Quarterly Report on Form 10-Q for the quarter ended July 31, 2005 within the prescribed period.

---

[1] On January 3, 2005, NORTIA elected to change its corporate structure to become subject to Sections 55 through 65 of the Investment Company Act of 1940. NORTIA's position is that its change in corporate structure would make it illegal to issue the shares due MIRADOR. NORTIA's position is not accurate as NORTIA's obligation to deliver 225,000 Initial Shares to MIRADOR occurred on November 1, 2004, at least two months prior to NORTIA's election to become a business development company. In fact, NORTIA did cause to be issued to MIRADOR its 225,000 Initial Shares of NORTIA common stock prior to NORTIA electing to become a business development company. Accordingly, MIRADOR is entitled to both the Initial Shares and the Split Shares.

66. On September 1, 2005, NORTIA filed the Complaint herein, predicated upon a self-serving and false assertion of MIRADOR's breach of contract, which is intended to prevent MIRADOR from obtaining its 225,000 Split Shares of NORTIA stock.

67. Upon information and belief, BOSSO's and NORTIA's actions and/or inactions of, among other things, not filing documents with the SEC as required under Section 12 of the Securities Exchange Act of 1934, preventing MIRADOR from obtaining the original of certificate 6216, and falsely asserting a breach of contract by MIRADOR, are part of BOSSO's and NORTIA's conspiracy to prevent the ultimate sale of MIRADOR's shares into the public market, when and if they qualify for trading around November 2005.

68. In addition, upon information and belief, JOHN DOES 1-10 also wrongfully entered into a conspiracy with NORTIA and BOSSO to prevent MIRADOR from being able to sell its shares of NORTIA stock into the public market, when and if they qualify for trading around November 2005.

69. To date, MIRADOR has received and has sold its 40,000 GBLS shares.

70. To induce MIRADOR to enter into the Agreement with NORTIA, NORTIA made several unconditional representations and warranties (the "Representations and Warranties") (Exhibit 1, p. 4). Notably, NORTIA agreed that it would make all payments on time and in accordance with the payment terms and conditions set forth in the Agreement.

71. Under the terms of the Agreement, the Agreement terminates thirty (30) days following the date of receipt of the written notification by the non-terminating party (Exhibit 1, p.7). As noted herein above, on January 27, 2005, NORTIA sought to terminate its Agreement with MIRADOR. Accordingly, the Agreement terminated February 26, 2005.

72. As a result of complying with its obligations under the Agreement, MIRADOR is entitled to compensation due to it under the terms of the Agreement.

73. Over the duration of the contract, NORTIA owed to MIRADOR a total of $20,000 for the months of November 2004, December 2004, January 2005 and February 2005.

74. MIRADOR received $10,000 for the months of November and December 2005.

75. However, NORTIA still owes MIRADOR fees for the months of January and February 2005. Accordingly, under the terms of the contract, MIRADOR is due $10,000 in consulting fees. In the alternative, NORTIA is liable to MIRADOR in quantum meruit for the value of services rendered for January 2005, in an amount in excess of $5,000.

76. In April 2005, MIRADOR filed suit against NORTIA in County Court in Palm Beach County, Florida (case #502005CC0049322XXXXSB DIV RD) to enforce the terms of the contract between MIRADOR and NORTIA and to seek payment of the aforementioned $10,000. A default judgment was entered against NORTIA, whereafter, NORTIA argued excusable neglect, which the judge granted. NORTIA subsequently filed a Motion to Dismiss.

77. By virtue of NORTIA's numerous breaches of the Agreement and its conduct set forth hereinabove, MIRADOR has been materially damaged.

78. Additionally, by virtue of the conduct of BOSSO, BRYAN CAVE, KATZMAN, and JOHN DOES 1-10, MIRADOR has been materially damaged.

AS AND FOR A FIRST COUNTERCLAIM AGAINST NORTIA
(Breach of Contract – Covenant of Further Assurances)

79. Counterclaimant MIRADOR repeats and restates every allegation contained in the Counter Statement of Facts as if set forth at length herein.

80. MIRADOR fully performed all of its obligations under the Agreement.

81. NORTIA entered into a covenant of Further Assurances contained in the Agreement, as is set forth hereinabove.

82. Upon information and belief, NORTIA breached this covenant by not causing BRYAN CAVE and KATZMAN to deliver to MIRADOR the original certificate representing its 225,000 Split Shares of NORTIA stock.

83. MIRADOR has been damaged as a result of NORTIA's breach.

84. By reason of the foregoing, NORTIA is liable to MIRADOR for 225,000 shares of NORTIA common stock.

AS AND FOR A SECOND COUNTERCLAIM AGAINST NORTIA
(Breach of Contract – Representations and Warranties)

85. Counterclaimant MIRADOR repeats and restates every allegation contained in the Counter Statement of Facts as if set forth at length herein.

86. NORTIA made certain Representations and Warranties.

87. MIRADOR fully performed all of its obligations under the Agreement.

88. NORTIA breached its Representations and Warranties made to MIRADOR under the Agreement by failing to pay MIRADOR $10,000 in fees for the months of January and February 2005, on time and in accordance with the terms of the Agreement.

89. MIRADOR has been damaged as a result of NORTIA's breach.

90. By reason of the foregoing, NORTIA is liable to MIRADOR for $10,000.

AS AND FOR A THIRD COUNTERCLAIM AGAINST NORTIA
(Breach of Contract - Quantum Meruit)

91. Counterclaimant MIRADOR repeats and restates every allegation contained in the Counter Statement of Facts as if set forth at length herein.

92. NORTIA entered into the Agreement with MIRADOR, whereby NORTIA agreed to compensate MIRADOR for its consulting services performed on a "best efforts" basis.

93. MIRADOR fully performed all of its obligations under the Agreement.

94. NORTIA failed to compensate MIRADOR for services rendered for the month of January 2005.

95. As a direct and proximate result of NORTIA's breach, MIRADOR has been damaged in an amount in excess of $5,000.

AS AND FOR A FOURTH COUNTERCLAIM AGAINST NORTIA
(Monies Due and Owing)

96. Counterclaimant MIRADOR repeats and restates every allegation contained in the Counter Statement of Fact as if set forth at length herein.

97. Under terms of the Agreement, MIRADOR was to be paid $5,000 per month.

98. The Agreement between MIRADOR and NORTIA terminated on January 27, 2005, with payments due through February 26, 2005.

99. MIRADOR has not yet been paid for the months of January and February 2005.

100. By reason of the foregoing, NORTIA is liable to MIRADOR in the amount of $10,000.

AS AND FOR A FIFTH COUNTERCLAIM AGAINST NORTIA
(Conspiracy)

101. Counterclaimant MIRADOR repeats and restates every allegation contained in the Counter Statement of Facts as if set forth at length herein.

102. Upon information and belief, NORTIA entered into a conspiracy with BOSSO and JOHN DOES 1-10, in order to prevent MIRADOR from being able to sell its shares of NORTIA stock in the public market when and if they qualify for trading around November 2005.

103. As a result of this conspiracy, MIRADOR has been damaged in an amount to be determined at trial.

AS AND FOR A SIXTH COUNTERCLAIM AGAINST NORTIA
(Declaratory Relief)

104. Counterclaimant MIRADOR repeats and restates every allegation contained in the Counter Statement of Facts as if set forth at length herein.

105. MIRADOR seeks declaratory judgment that the 225,000 Initial Shares of NORTIA common stock have been properly issued to MIRADOR and that MIRADOR is therefore entitled to stock splits and any other benefits of stock ownership, as of November 1, 2004.

AS AND FOR A FIRST THIRD-PARTY CLAIM AGAINST WILLIAM BOSSO
(Tortious Interference with Contractual Rights)

106. Third-Party Claimant MIRADOR repeats and restates every allegation contained in the Counter Statement of Facts as if set forth at length herein.

107. MIRADOR tendered to NORTIA $200 in exchange for 225,000 shares of NORTIA restricted common stock, as required under the Agreement.

108. NORTIA delivered to MIRADOR said 225,000 shares of NORTIA restricted common stock to MIRADOR in the form of certificate number 6011.

109. MIRADOR has certain rights as a shareholder to the 225,000 shares of NORTIA Split Shares separate and apart from its rights under the Agreement.

110. Upon information and belief, BOSSO directed both BRYAN CAVE and KATZMAN not to release the original of stock certificate number 6216 (representing the 225,000 Split Shares) to MIRADOR.

111. By his conduct, BOSSO knowingly, intentionally and unjustifiably tortiously interfered with MIRADOR's contractual rights as a shareholder of NORTIA stock, and is liable to MIRADOR for same.

112. As a direct and proximate result of BOSSO's conduct, MIRADOR has been damaged in an amount to be determined at trial.

AS AND FOR A SECOND THIRD-PARTY CLAIM AGAINST WILLIAM BOSSO
(Conspiracy)

113. Third-Party Claimant MIRADOR repeats and restates every allegation contained in the Counter Statement of Facts as if set forth at length herein.

114. Upon information and belief, BOSSO entered into a conspiracy with NORTIA and JOHN DOES 1-10, in order to prevent MIRADOR from being able to sell its shares of NORTIA stock in the public market when and if they qualify for trading around November 2005.

115. As a result of this conspiracy, MIRADOR has been damaged in an amount to be determined at trial.

AS AND FOR A THIRD THIRD-PARTY CLAIM AGAINST BRYAN CAVE LLC
(Conversion)

116. Third-Party Claimant MIRADOR repeats and restates every allegation contained in the Counter Statement of Facts as if set forth at length herein.

117. Florida Atlantic, caused certificate 6037, (representing the 245,000 Split Shares), which was the property of MIRADOR, to be transferred to BRYAN CAVE.

118. BRYAN CAVE arranged for Florida Atlantic to have the 20,000 GBLS Split Shares sent to MIRADOR (via certificate number 6215), but retained and forwarded to KATZMAN certificate number 6216 representing 225,000 Split Shares of NORTIA.

119. These acts prevented MIRADOR from obtaining custody and control of its rightful property.

120. By the acts set forth herein above, BRYAN CAVE knowingly and intentionally participated in the conversion of MIRADOR's 225,000 Split Shares of NORTIA common stock.

121. MIRADOR has been damaged by this conversion as it does not have its property and will be unable to sell its 225,000 Split Shares in the marketplace, when and if they qualify for trading around November 2005.

122. As a direct and proximate result of BRYAN CAVE's conduct, MIRADOR has been damaged in an amount to be determined at trial.

AS AND FOR A FOURTH THIRD-PARTY CLAIM AGAINST KATZMAN, WASSERMAN & BENNARDINI, P.A.
(Conversion)

123. Third-Party Claimant MIRADOR repeats and restates every allegation contained in the Counter Statement of Facts as if set forth at length herein.

124. By retaining stock certificate number 6216, representing MIRADOR's 225,000 Split Shares, KATZMAN prevented MIRADOR from obtaining custody and control of its rightful property.

125. By the acts set forth herein above, KATZMAN knowingly and intentionally participated in the conversion of MIRADOR's 225,000 Split Shares of NORTIA common stock.

126. KATZMAN is liable to MIRADOR for said conversion.

127. As a direct and proximate result of KATZMAN's conduct, MIRADOR has been damaged in an amount to be determined at trial.

AS AND FOR A FIFTH THIRD-PARTY CLAIM AGAINST JOHN DOES 1-10
(Conspiracy)

128. Third-Party Claimant MIRADOR repeats and restates every allegation contained in the Counter Statement of Facts as if set forth at length herein.

129. Upon information and belief, JOHN DOES 1-10 entered into a conspiracy with NORTIA and BOSSO, in order to prevent MIRADOR from being able to sell its shares of NORTIA stock in the public market, when and if they qualify for trading around November 2005.

130. As a result of this conspiracy, MIRADOR has been damaged in an amount to be determined at trial.

DEMAND FOR JURY TRIAL

131. MIRADOR demands a trial by jury on all issues raised by the Complaint and Answer, and by the Counterclaims and Third-Party Complaints, which are triable by a jury as a matter of right.

WHEREFORE, it is respectfully requested as follows:

1) That the Plaintiff's Complaint be dismissed in its entirety;

2) That the Defendant/Counterclaimant/Third-Party Claimant be awarded compensatory and punitive damages, and declaratory relief as requested in its Counterclaims and Third-Party Claims, together with interest.

3) That Defendant/Counterclaimant/Third-Party Claimant be awarded legal fees, and court costs and filing fees; and

4) That the Court award such other and further relief as the Court deems just, equitable and proper.

Dated: Boca Raton, Florida
October 31 2005

KLEIN & SALLAH, LLC

By: ______________________
Gary A. Klein, Esq.
Florida Bar No. 0936871
2101 NW Corporate Boulevard
Suite 216
Boca Raton, Florida 33431
Tel: (561) 989-9080
Fax: (561) 989-9020
Local Counsel for Defendant Mirador Consulting, Inc.

Martin H. Kaplan, Esq.[2]
GUSRAE, KAPLAN, BRUNO & NUSBAUM PLLC
120 Wall Street
New York, New York 10005
Tel: (212) 269-1400
Attorneys for Defendant Mirador Consulting, Inc.

[2] Application for admission *pro hac vice* will be submitted forthwith.

CERTIFICATE OF SERVICE

I HEREBY CERTIFY that a true and correct copy of the foregoing Answer, Affirmative Defenses, Counterclaims and Third Party Claims of Mirador Consulting, Inc. has been served via United States mail upon Steven M. Katzman, Esq., Katzman, Wasserman & Bennardini, P.A., Attorneys for Plaintiff NORTIA Capital Partners, Inc., Suite 140/Boca Corporate Plaza, 7900 Glades Road, Boca Raton, Florida 33434, on the 31 day of October 2005.

Gary A. Klein, Esq.
Florida Bar No. 0936871
One of the Attorneys for
Defendant/Counterclaimant/Third-Party Claimant
Mirador Consulting, Inc.

Check Number: 2374
Check Date: Jan 26, 2005
Duplicate
Check Amount: $200.00

Item to be Paid - Description	Discount Taken	Amount Paid
Common Stock		200.00

Memo: Buy 200,000 Rest. NCPN

Two Hundred and 00/100 Dollars

Jan 26, 2005 *********$200.00

Nortia Capital Holdings
400 Hampton View Court
Alpharetta, GA 30004
USA

Duplicate

KLEIN & SALLAH, LLC

ATTORNEYS AT LAW

GARY A. KLEIN
gklein@kleinsallah.com

SUITE 216
2101 NW CORPORATE BOULEVARD
BOCA RATON, FLORIDA 33431
TEL. (561) 989-9080
FAX (561) 989-9020

May 31, 2005

VIA FACSIMILE (949) 223-7100
<u>and REGULAR MAIL</u>
Randolf W. Katz, Esq.
Bryan Cave, LLP
2020 Main Street, Suite 600
Irvine, CA 92614-8226

RE: Nortia Capital Partners, Inc.

Dear Mr. Katz:

As you are aware, my firm has been retained by Mirador Consulting, Inc. ("Mirador"). Mirador has filed a civil law suit against Nortia Capital Patners, Inc. ("Nortia"), which matter is currently pending. I've been advised that in a matter not related to the above-named lawsuit, you, as company corporate counsel, are currently holding a Nortia stock certificate for 245,000 shares, number 6037, in the name of Mirador. Apparently, you have been in possession of this certificate since approximately March 3, 2005. If you believe that these shares are subject to the litigation, you may make that argument in a legal document. However, taking possession of my client's shares and refusing to deliver them is simply theft. Mirador hereby demands that this certificate, which is my client's property, be immediately sent to their attention, via overnight mail, for delivery on Wednesday, June 1, 2005. Failure by my client to receive their property by tomorrow may lead to additional civil, and possibly criminal, charges being filed against Nortia, and all related parties.

Very truly yours,

Gary A. Klein, Esq.

Cc: Client (*via fax*)

KLEIN & SALLAH, LLC

ATTORNEYS AT LAW

SUITE 216
2101 NW CORPORATE BOULEVARD
BOCA RATON, FLORIDA 33431
TEL. (561) 989-9080
FAX (561) 989-9020

GARY A. KLEIN
gklein@kleinsallah.com

August 12, 2005

VIA FACSIMILE (949) 223-7100
<u>and REGULAR MAIL</u>
Randolf W. Katz, Esq.
Bryan Cave, LLP
2020 Main Street, Suite 600
Irvine, CA 92614-8226

RE: Nortia Capital Partners, Inc.

Dear Mr. Katz:

As we discussed during our telephone conversation of August 11, 2005, you have been improperly maintaining a stock certificate for 225,000 shares of Nortia Capital Partners ("Nortia") stock, in the name of my client, Mirador Consulting, Inc. ("Mirador"), since approximately March 3, 2005. As you know, my client received 225,000 shares of Nortia stock as per a contractual agreement between Mirador and Nortia dated November 1, 2004. In March 2005, Nortia issued a dividend of two shares for every one share held by shareholders of record on that date. On the record date, Mirador was a shareholder of record for 225,000 shares and was legally entitled to receive the 225,000 share dividend. Instead, acting as corporate counsel to Nortia, you wrongfully took these shares and have held them at your law firm since March 2005.

With this letter, Mirador demands that you immediately provide them with the stock certificate in their name. The shares you improperly hold are currently valued in excess of $400,000.00. If you continue to hold this certificate, Mirador intends to file a criminal complaint alleging theft with the proper California authorities next week. In addition, Mirador intends to file a bar complaint with the California Bar. As I explained to you, there is no legal justification for continuing to hold my client's shares. While you explained that you are contemplating an interpleader action, I want you to be on notice that my client intends to hold you personally liable from today's date for any depreciation of value the shares realize until such time as they receive physical delivery. Please act accordingly.

Very truly yours,

Gary A. Klein, Esq.

Cc: Client (*via fax*)

IN THE COUNTY COURT IN AND
FOR PALM BEACH COUNTY, FLORIDA

CASE NO. 502005CC 004932 XXXX SB
DIV RD

MIRADOR CONSULTING, INC.,
a Florida corporation,

Plaintiff,

vs.

NORTIA CAPITAL PARTNERS, INC.,
a Florida corporation,

Defendant.
_________________________________/


SEC MAIL PROCESSING
RECEIVED
DEC 01 2005
WASH, D.C.
185
SECTION

SUMMONS
(20 Day)

PERSONAL SERVICE ON A CORPORATION

TO DEFENDANT:

NORTIA CAPITAL PARTNERS, INC.
ATTN: WILLIAM BOSSO, CEO
400 Hampton View Court
Alpharetta, GA 30004

IMPORTANT

A lawsuit has been filed against you. You have 20 calendar days after this Summons is served on you to file a written response to the attached complaint/petition with the Clerk of this Court. A phone call will not protect you. Your written response, including the case number given above and the names of the parties, must be filed if you want the Court to hear your side of the case. If you do not file your response on time, you may lose the case, and your wages, money, and property may thereafter be taken without further warning from the Court. There are other legal requirements. You may want to call an attorney right away. If you do not know an attorney, you may call an attorney referral service or a legal aid office (listed in the phone book).

If you choose to file a wriiten response yourself, at the same time you file your written response to the Court you must also mail or take a copy of your written response to the "Plaintiff/Plaintiff's Attorney" named below.

GARY A. KLEIN
KLEIN & SALLAH, LLC
2101 NW Corporate Blvd.
Suite 216
Boca Raton, Florida 33431
(561) 989-9080



THE STATE OF FLORIDA
TO EACH SHERIFF OF THE STATE

You are commanded to serve this Summons and a copy of the Complaint/Petition in this lawsuit on the above-named Defendant.

DATED on 4/21, 2005.

SHARON R. BOCK
Clerk & Comptroller

CLERK OF COURT

BY: HAL TOS[illegible]
Deputy Cl[illegible]

In accordance with the Americans With Disabilities Act, persons in need of special accommodation to participate in this proceeding shall, contact the Administrative Office of the Court, 205 North Dixie Highway, West Palm Beach, Florida, 33401, telephone (561) 355-2431, 1-800-955-8771 (TDD), or 1-800-955-8770 (V), via Florida Relay System.

IN THE COUNTY COURT IN AND FOR
PALM BEACH COUNTY, FLORIDA

CASE NO. 502005CC 004932 XXXXSB
DIV RD

MIRADOR CONSULTING, INC.,
a Florida corporation,

Plaintiff,

vs.

NORTIA CAPITAL PARTNERS, INC.,
a Florida corporation,

Defendant.

_____________________________________/

COMPLAINT

Plaintiff, Mirador Consulting, Inc. ("Mirador"), a Florida corporation, by and through their undersigned counsel, sues Defendant, Nortia Capital Partners, Inc., ("Nortia") a Florida corporation, and alleges as follows:

JURISDICTION AND VENUE

1. This is an action to enforce the terms of a contract and seeking damages in excess of $10,000.00, exclusive of interest, attorneys' fees and costs.

2. Plaintiff Mirador is a corporation organized and existing under the laws of the State of Florida, whose principal office is in Palm Beach County, Florida.

3. Defendant Nortia is a Florida corporation, with its principal place of business in Atlanta, Georgia.

4. The written contract that is the subject of this action contained a forum selection clause designating Palm Beach County, Florida as the venue.

KLEIN & SALLAH, LLC
BOCA CORPORATE CENTER, 2101 NW CORPORATE BOULEVARD, SUITE 216, BOCA RATON, FLORIDA 33431
TEL. (561) 989-9080 FAX (561) 989-9020

ALLEGATIONS

5. On or about December 22, 2004, Plaintiff Mirador and Defendant Nortia entered into a Consulting Agreement ("Agreement"), which was to remain in effect for a period of one year. (A copy of the Agreement has been attached hereto as Exhibit A).

6. Pursuant to this Agreement, Mirador was to perform public relations services on behalf of Nortia, a merchant banking company in its developmental stages, and was to receive the sum of five thousand ($5,000.00) dollars per month, payable on a quarterly basis, for providing such services for Defendant Nortia.

7. Mirador has performed services on a best efforts basis.

8. To date, Mirador has not been paid any compensation by Defendant Nortia.

9. Pursuant to the terms of the Agreement, either party could terminate the Agreement with or without cause, by providing thirty (30) days written notice. Defendant Nortia elected to terminate the Agreement on January 27, 2005 and on that date provided proper notice of termination. Pursuant to the termination provision of the Agreement, the Agreement terminated on February 26, 2005.

10. Defendant Mirador is owed the sum of $10,000.00 for the time period December 22, 2004 through February 26, 2005.

11. Mirador demanded payment from Defendant Nortia on January 28, 2005. To date, no monies have been paid.

12. Mirador in entitled to damages from Defendant Nortia in the amount of $10,000.00.

KLEIN & SALLAH, LLC
BOCA CORPORATE CENTER, 2101 NW CORPORATE BOULEVARD, SUITE 216, BOCA RATON, FLORIDA 33431
TEL. (561) 989-9080 FAX (561) 989-9020

13. All conditions precedent to the institution of this action, if any, have occurred, been performed, or have been waived.

COUNT I
(BREACH OF CONTRACT)

14. Plaintiff Mirador realleges and incorporates the allegations in paragraphs 1 through 13 as if fully set forth herein.

15. Defendant Nortia has materially breached the Agreement by failing to make any payments due and owing to Plaintiff Mirador.

16. Plaintiff Mirador has sustained damages as a result of Defendant Nortia's breach of contract, including, but not limited to, costs and attorney's fees.

WHEREFORE, Plaintiff Mirador requests the entry of judgment under Count I against Defendant Nortia for damages in the sum of $10,000.00, together with all costs, expenses, attorney's fees incurred herein, interest and other relief as this court deems just and proper.

COUNT II
(UNJUST ENRICHMENT/QUANTUM MERUIT)

17. Plaintiff Mirador realleges and incorporates the allegations in paragraphs 1 through 13 as if fully set forth herein.

18. Plaintiff Mirador conferred a benefit upon Defendant Nortia by performing services under the Agreement at its expense.

19. Defendant Nortia requested and knowingly accepted the benefit of the services performed by Mirador.

KLEIN & SALLAH, LLC
BOCA CORPORATE CENTER, 2101 NW CORPORATE BOULEVARD, SUITE 216, BOCA RATON, FLORIDA 33431
TEL. (561) 989-9080 FAX (561) 989-9020

20. Under these circumstances, it would be inequitable for Defendant Nortia to retain the benefit of the services performed by Mirador without paying Mirador in full.

WHEREFORE, Plaintiff Mirador requests the entry of judgment under Count II against Defendant Nortia for damages in the sum of $10,000.00, together with all costs, expenses, attorney's fees incurred herein, interest and other relief as this court deems just and proper.

Dated this 20 day of April 2005

Respectfully submitted,

KLEIN & SALLAH, LLC
Attorneys for Plaintiff Mirador
Boca Corporate Center, Suite 216
2101 NW Corporate Boulevard
Boca Raton, Florida 33431
(561) 989-9080
(561) 989-9020 (FAX)

Gary A. Klein, Esq.
Florida Bar No.0936871


Mirador
Consulting

CONSULTING AGREEMENT

THIS AGREEMENT (the "Agreement"), is made and entered into as of this 1st day of November, 2004, by and between Mirador Consulting, Inc., a Florida corporation, with offices at 5499 N. Federal Hwy, Suite D, Boca Raton, Florida 33487 ("Mirador" or the "Consultant"), and Nortia Capital Partners, Inc., a Nevada corporation (f/k/a Global Life Sciences, Inc.), with offices at 400 Hampton View Court, Alpharetta, GA 30004 (the "Company") (together the "Parties").

WHEREAS, Consultant is in the business of providing services for management consulting, business advisory, shareholder information and public relations;

WHEREAS, the Company deems it to be in its best interest to retain Consultant to render to the Company such services as may be needed; and

WHEREAS, the Parties desire to set forth the terms and conditions under which Consultant shall provide services to the Company.

NOW, THEREFORE, in consideration of the mutual promises and covenants herein contained, and other valid consideration, receipt of which is hereby acknowledged, the Parties agree as follows:

Term of Agreement

The Agreement shall remain in effect from the date hereof through the expiration of a period of one year from the date hereof (the "Term"), and thereafter may be renewed upon the mutual written consent of the Parties.

Nature of Services to be rendered

During the Term and any renewal thereof, Consultant shall: (a) provide the Company with corporate consulting services on a best efforts basis in connection with mergers and acquisitions, corporate finance, corporate finance relations, introductions to other financial relations companies and other financial services; (b) use its best efforts to locate and identify to the Company private and/or public companies for potential merger with or acquisition by the Company; (c) contact the Company's existing stockholders, responding in a professional manner to their questions and following up as appropriate; and (d) use its best efforts to introduce the Company to various securities dealers, investment advisors, analysts, funding sources and other members of the financial community with whom it has established relationships, and generally assist the Company in its efforts to enhance its visibility in the financial community (collectively, the "Services"). The Consultant shall not disseminate any information about the Company to any third party pursuant to this Agreement without the express written consent of the Company.

It is acknowledged and agreed by the Company that Consultant carries no professional licenses, and is not rendering legal advice or performing accounting services, nor acting as an investment advisor or broker/dealer within the meaning of the applicable state and federal securities laws.




Mirador
Consulting

Consultant expressly agrees not to engage in any activities that would subject the Consultant to such professional licensure. The Services of Consultant shall not be exclusive nor shall Consultant be required to render any specific number of hours or assign specific personnel to the Company or its projects.

Disclosure of Information

Consultant agrees as follows:

The Consultant shall NOT disclose to any third party any material non-public information or data received from the Company without the written consent and approval of the Company other than: (i) to its agents or representatives that have a need to know in connection with the Services hereunder; provided such agents and representatives have a similar obligation to maintain the confidentiality of such information; (ii) as may be required by applicable law; provided, Consultant shall provide prompt prior written notice thereof to the Company to enable the Company to seek a protective order or otherwise prevent such disclosure; and (iii) such information as becomes publicly known through no action of the Consultant, or its agents or representatives.

Following receipt of written notice from the Company of a filing in connection with a proposed public offering of the securities of the Company, and until the Company informs the Consultant that such offering has been completed or has terminated, the Consultant shall not engage in any public relations efforts on behalf of the Company without approval of counsel for the Company and counsel for the underwriter(s), if any.

Compensation

The following represents the compensation to be received by the Consultant in connection with rendering the Services hereunder:

During the Term of this Agreement, the Company will pay to the Consultant the sum of five thousand ($5,000) dollars per month payable on a quarterly basis.

Upon execution of the Agreement, the Consultant shall purchase and the Company will issue to the Consultant 225,000 shares of the Company's restricted common stock (OTCBB: GFSC) for a total purchase price of two hundred twenty five dollars ($225.00) (the "Common Stock") as per the Investment Representation Letter (incorporated by reference into the Agreement and attached as Addendum B);

At any time during the Term of this Agreement, the Company shall advise the Consultant by written notice at least four weeks prior to the filing of any registration statement (other than a registration statement registering less than $1,000,000 of the Company's Common Stock, or a Common Stock offering pursuant to a Notification under Regulation E on Form 1-E), covering any securities of the Company, whether for its own account or for the account of others, and shall, upon the request of the Consultant, subject to the terms, conditions or restrictions of any underwriting agreement entered into in connection with such registration statement, include in any registration statement such information as may be required to permit a public offering of any or all of the Consultant's Common Stock, all at no expense whatsoever to the Consultant (to the




Mirador
Consulting

extent as permitted by the Act or the rules and regulations promulgated thereunder), except that Consultant shall bear the fees of its own counsel and any underwriting discounts or commissions applicable to the Consultant's securities sold by Consultant.

Representations and Warranties of the Consultant

In order to induce the Company to enter into this Agreement, the Consultant hereby makes the following unconditional representations and warranties:

In connection with its execution of and performance under this Agreement, the Consultant has not taken and will not take any action that will cause it to become required to make any filings with or to register in any capacity with the Securities and Exchange Commission (the "SEC"), the National Association of Securities Dealers, Inc. (the "NASD"), the securities commissioner or department of any state, or any other regulatory or governmental body or agency.

Neither the Consultant nor any of its principals is subject to any sanction or restriction imposed by the SEC, the NASD, any state securities commission or department, or any other regulatory or governmental body or agency, which would prohibit, limit or curtail the Consultant's execution of this Agreement or the performance of its obligation hereunder.

The Consultant's purchase of shares pursuant to this Agreement is an investment made for its own account. The Consultant is permitted to provide consulting services to any corporation or entity engaged in a business identical or similar to the Company's.

The Consultant shall not disseminate any information about the Company to any third party pursuant to this Agreement without the express written consent of the Company.

Duties of the Company

The Company will supply Consultant, on a regular basis and timely basis, with all approved data and information about the Company, its management, its products, and its operations as reasonably requested by Consultant and which the Company can obtain with reasonable effort; and Company shall be responsible for advising Consultant of any facts which would affect the accuracy of any prior data and information previously supplied to Consultant so that the Consultant may take corrective action.

The Company shall promptly supply Consultant with full and complete copies of all filings with all federal and state securities agencies; with full and complete copies of all stockholder reports and communications whether or not prepared with the assistance of Consultant; with all data and information supplied to any analyst, broker-dealer, market maker, or other member of the financial community and with all product/services brochures, sales materials, etc. filed or prepared by the Company after the date of this Agreement. Company shall supply to Consultant, within 15 days of execution of this Agreement, with a list of all stockbrokers and market makers active in the stock of Company, and a complete list of all shareholders.

The Consultant's reports are not intended to be used in the offering of securities. Accordingly, the Company agrees as follows:





Company will notify Consultant in writing a minimum of ten (10) days prior to making any private or public offering of securities, including but not limited to an offering registered on form S-8 or made pursuant to Regulation S or Regulation D.

Company will notify Consultant within 5 business days to any "insider" selling of Company's stock. Company will not utilize any Consultant reports in connection with any offering (public or private) of securities without the prior written consent of Consultant.

Representations and Warranties of the Company

In order to induce the Consultant to enter into this Agreement, the Company hereby makes the following unconditional representations and warranties:

The Company is not subject to any restriction imposed by the SEC or by operation of the 1933 Act, the Exchange Act of 1934, as amended (the "1934 Act") or any of the rules and regulations promulgated under the 1933 Act or the 1934 Act which prohibit its execution of this Agreement or the performance of its obligations to the Consultant set forth herein.

The Company has not been sanctioned by the SEC, the NASD or any state securities commissioner or department in connection with any issuance of its securities.
All payments required to be made on time and in accordance with the payment terms and conditions set forth herein.

The Company acknowledges that the Consultant does not guarantee its ability to cause the consumption of any contract or merger or acquisition with any corporate candidate.

Compliance with Securities Laws

The Parties acknowledge and agree that the Company is subject to the requirements of the 1933 Act, the 1934 Act, and the Investment Company Act of 1940 (the "1940 Act"); and that the 1933 Act, the 1934 Act, the 1940 Act, the rules and regulations promulgated thereunder and the various state securities laws (collectively, "Securities Laws") impose significant burdens and limitations on the dissemination of certain information about the Company by the Company and by persons acting for or on behalf of the Company. Each of the Parties agrees to comply with all applicable Securities Laws in carrying out its obligations under the Agreement; and without limiting the generality of the foregoing the Company hereby agrees (i) all information about the Company provided to the Consultant by the Company, which the Company expressly agrees may be disseminated to the public by the Consultant in providing any public relations or other services pursuant to the Agreement, shall not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements made, in light of the circumstances in which they were made, not misleading, (ii) the Company shall promptly notify the Consultant if it becomes aware that it has publicly made any untrue statement of a material fact regarding the Company or has omitted to state any material fact necessary to make the public statements made by the Company, in light of the circumstances in which they were made, not misleading, and (iii) the Company shall promptly notify the Consultant of any "quiet period" or "blackout period" or other similar period during which public statements by or on behalf of the Company are restricted by any Securities Law. The Each Party (an "indemnifying party") hereby agrees, to the full extent permitted by applicable law, to indemnify and hold harmless the other




Mirador
Consulting

Party (the "indemnified party") for any damages caused to the indemnified party by the indemnifying party's breach or violat on of any Securities Law, except to the extent that the indemnifying party's breach or violaticn of a Securities Law is caused by the indemnified party's breach or violation of the Agreement, cr any Securities Law.

Issuance of Restricted Stock to Cons ıltant

The Restricted Stock shall be issued as fully-paid and non-assessable securities. The Company shall take all corporate action necessar for the issuance Restricted Stock, to be legally valid and irrevocable, including obtaining the pri or approval of its Board of Directors.

Expense Reimbursement

Consultant shall be entitled to receive cash reimbursement, and the Company shall provide cash reimbursement, of all reasonable and necessary cash expenses paid by the Consultant on behalf of the Company in performance of its own duties hereunder. Such expenses shall include, without limitation, reasonable expenses for communications, deliveries and travel. In no event, however, will the Consultant incur on behalf of the Company any expense without the prior written consent of the Company.

Indemnification of Consultant by the Company

The Company acknowledges that the Consultant relies on information provided by the Company in connection with the provisions of Services hereunder and represents that said information does not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements made, in light of the circumstances in which they were made, not misleading, and agrees to hold harmless and indemnify the Consultant for claims against the Consultant as a result of any breach of such representation and for any claims relating to the purchase and/or sale of the Company's securities occurring out of or in connection with the Consultant's relationship with the Company including, without limitation, reasonable attorney's fees and other costs arising out of any such claims; provided, however, that the Company will not be liable in any such case for losses, claims, damages, liabilities or expenses that arise from the gross negligence or willful misconduct of Consultant. The provisions of this Indemnification provision shall survive the expiration of this Agreement.

Indemnification of the Company by the Consultant

The Consultant shall identify and hold harmless the Company and its principals from and against any and all liabilities and damages arising out of any the Consultant's gross negligence or intentional breach of its representations, warranties or agreements made hereunder. The provisions of this Indemnification provision shall survive the expiration of this Agreement.

Applicable Law

It is the intention of the parties hereto that this Agreement and the performance hereunder and all suits and special proceedings hereunder be construed in accordance with and under and pursuant to the laws of the State of Florida and that in any action, special proceeding or other proceedings that may be brought arising out of, in connection with or by reason of this Agreement, the law of





the State of Florida shall be applicable and shall govern to the exclusion of the law of any other forum, without regard to the jurisdiction on which any action or special proceeding may be instituted.

Disputes

Any and all conflicts, disputes and disagreements arising out of or in connection with any aspect of the Agreement shall be subject to the jurisdiction of state court, Palm Beach County, Florida.

Notices

All notices, demands or other written communications hereunder shall be in writing, and unless otherwise provided, shall be deemed to have been duly given on the first business day after mailing by United States registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

To Consultant: Mr. Brian S. John
5499 N. Federal Hwy, Suite D
Boca Raton, Florida 33487

To The Company: Mr. William Bosso
400 Hampton View Court
Alpharetta, Georgia 30004

in each case, with copies to such other addresses or to such other persons as any Party shall designate to the others for such purposes in manner hereinabove set forth.

Entire Understanding/Incorporation of other Documents

The Agreement contains the entire understanding of the Parties with regard to the subject matter hereof, superseding any and all prior agreements or understandings whether oral or written, and no further or additional agreements, promises, representations or covenants may be inferred or construed to exist between the Parties.

No Assignment or Delegation Without Prior Approval

No portion of the Agreement or any of its provisions may be assigned, nor obligations delegated, to any other person or party without the prior written consent of the Parties except by operation of law or as otherwise set forth herein.

Captions

The captions in this Agreement are for convenience and reference only and in no way define, describe, extend or limit the scope of this Agreement or the intent of any provisions hereof.

Number and Gender

Mirador Consulting

All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the Party or Parties, or their personal representatives, successors and assignes may require.

Further Assurances

The Parties hereby agree to do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered and to perform all such acts and deliver all such deeds, assignments, transfers, conveyances, powers of attorney, assurances, stock certificates and other documents, as may, from time to time, be required herein to effect to the intent and purpose of this Agreement.

Survival of Agreement

The Agreement and all of its terms shall inure to the benefit of any permitted assignees of or lawful successors to either Party.

Independent Contractor

Consultant agrees to perform its consulting duties hereto as an independent contractor. Nothing contained herein shall be considered to as creating an employer-employee relationship between the parties to this Agreement. Except as expressly agreed to in writing, the Consultant shall not have the authority to obligate or commit the Company in any manner whatsoever.

No Amendment Except in Writing

Neither the Agreement nor any of its provisions may be altered or amended except in a dated writing signed by the Parties.

Waiver of Breach

No waiver of any breach of any provision hereof shall be deemed to constitute a continuing waiver or a waiver of any other portion of the Agreement.

Severability of the Agreement

Except as otherwise provided herein, if any provision hereof is deemed by arbitration or a court of competent jurisdiction to be legally unenforceable or void, such provision shall be stricken from the Agreement and the remainder hereof shall remain in full force and effect.

Termination of the Agreement

Either Party may terminate the Agreement, with or without cause, by providing a thirty (30) day written notification to the other Party. The Agreement will terminate thirty (30) days following the date of receipt of the written notification by the non-terminating party ("Date of Termination"). In the event of termination of the Agreement by the Company, the Consultant shall be entitled to keep any and all fees, Company stock or other compensation it received from





12-22-04

the Company under the Agreement prior to the Date of Termination.

Counterparts and Facsimile Signature

This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument. Execution and delivery of this Agreement by exchange of facsimile copies bearing the facsimile signature of a party hereto shall constitute a valid and binding execution and delivery of this Agreement by such party. Such facsimile copies shall constitute enforceable original documents.

No Construction Against Drafter

The Agreement shall be construed without regard to any presumption or other requiring construction against the Party causing the drafting hereof.

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement, effective as of the date set forth above.

Nortia Capital Partners Inc.	**Mirador Consulting, Inc.**
By: ______________________	By: ______________________
William J. Bosso, CEO	Brian St. John, President
	12-22-04

IN THE COUNTY COURT IN AND FOR
PALM BEACH COUNTY, FLORIDA

CASE NO. 502005CC 004932XXXX SB

MIRADOR CONSULTING, INC.,
a Florida corporation,

Plaintiff,

vs.

NORTIA CAPITAL PARTNERS, INC.,
a Florida corporation,

Defendant.

______________________________________/

MOTION FOR DEFAULT

Plaintiff, Mirador Consulting, Inc. ("Mirador"), by and through its undersigned counsel, and pursuant to Rule 1.500(b) of the Florida Rules of Civil Procedure, hereby moves this Court for an Order entering a Final Default against Defendant, Nortia Capital Partners, Inc., ("Nortia"), based upon the following:

1. On April 21, 2005, Plaintiff Mirador filed a two count complaint against Defendant Nortia in Palm Beach County Court.

2. Defendant Nortia was served on May 3, 2005. Under the Florida Rules of Civil Procedure, its response to the complaint was due on May 23, 2005.

3. Defendant Nortia requested, and was provided with, an additional ten (10) days in which to respond to Plaintiff Mirador's complaint, making the response due on June 2, 2005.

4. Defendant Nortia failed to file a response on or before June 2, 2005.

6/21/05

5. The undersigned has made good faith attempts to communicate with Defendant Nortia's counsel and has left messages with his office. Defendant's counsel has failed to reply.

6. Rule 1.500(b) of the Florida Rules of Civil Procedure provide:

> When a party against whom affirmative relief is sought has failed to plead or otherwise defend as provided by these rules or any applicable statute or any order of court, the court may enter a default against such party; provided that if such party has filed or served any paper in the action, that party shall be served with notice of the application for default.

7. Accordingly, because Defendant Nortia has failed to file an answer or other papers in response to Plaintiff Mirador's complaint, Rule 1.500(b) entitles Plaintiff Mirador to an Order of Default.

WHEREFORE, Plaintiff Mirador requests the entry of an Order of Final Default against Defendant Nortia, together with all other relief as this court deems just and proper.

Dated this 21 day of June 2005.

Respectfully submitted,

KLEIN & SALLAH, LLC
Attorneys for Plaintiff Mirador
Boca Corporate Center, Suite 216
2101 NW Corporate Boulevard
Boca Raton, Florida 33431
(561) 989-9080
(561) 989-9020 (FAX)

GARY A. KLEIN
Florida Bar No.0936871

CERTIFICATE OF SERVICE

I HEREBY CERTIFY that a true and correct copy of this Motion For Default has been furnished by U.S. mail to the Clerk of the Court and to Scott Mersky, Counsel for Defendant, Nortia Capital Partners, Inc., The Harvey Bldg., 224 Datura Street, Suite 1308, West Palm Beach, Florida 33401, on this 21th day of June, 2005.

Gary A. Klein, Esq.

IN THE COUNTY COURT IN AND FOR
PALM BEACH COUNTY, FLORIDA

CASE NO.: 502005CC004932XXXXSB DIV RD

MIRADOR CONSULTING, INC.,
a Florida corporation,

Plaintiff,

vs.

NORTIA CAPITAL PARTNERS, INC.,
a Florida corporation,

Defendant.
______________________________/

DEFENDANT'S MOTION TO SET ASIDE DEFAULT AND INCORPORATED MEMORANDUM OF LAW

Defendant, Nortia Capital Partners, Inc., a Florida corporation ("Nortia, Florida"), by and through its undersigned counsel, and pursuant to Florida Rules of Civil Procedure 1.500 and 1.540(b), hereby moves this Court to set aside the Default entered by the Clerk of this Court against Nortia, Florida on June 28, 2005, for failure to file an answer, pleading or other paper on or within twenty (20) days after service of the Complaint, and states as follows:

INTRODUCTION

The instant action is for breach of contract relative to a Consulting Agreement ("Agreement") dated December 22, 2004. [A copy of the Complaint is annexed hereto as Exhibit A. The Agreement is Exhibit A to the Complaint]. Plaintiff has alleged that the Agreement was between Plaintiff and Nortia, Florida, and has therefore brought this action

7/26/05

against Nortia, Florida. However, this allegation is inaccurate.

In point of fact, as set forth in the first paragraph of the Agreement, the Agreement is between Plaintiff and Nortia Capital Partners, Inc., a Nevada corporation ("Nortia, Nevada"). Nortia, Florida ceased to exist sixteen days prior to the execution of the Agreement when it merged into Nortia, Nevada.[1] Accordingly, Plaintiff has sued the wrong party, and this Court does not have personal jurisdiction over the correct party.[2] Nortia, Florida therefore has a meritorious defense to this action.

Moreover, even assuming *arguendo*, that Nortia, Nevada had been properly named as the correct party defendant, it has additional meritorious defenses, and Nortia, Florida has exercised due diligence in moving to set aside the Default.

Pursuant to the terms of the Agreement, Nortia, Nevada exercised its prerogative to cancel the Consulting Agreement upon thirty days' written notice. As set forth in paragraph 9 of the Complaint, Nortia, Nevada provided said notice on January 27, 2005, thereby leading to a cancellation date of February 26, 2005.

Under the terms of the Agreement, Plaintiff was to provide various business consulting services to Nortia, Nevada in exchange for which Nortia, Nevada would pay

---

[1] As the records of the Florida Department of State, Division of Corporations demonstrate, Nortia, Florida merged into Nortia, Nevada on December 6, 2004, sixteen days prior the execution of the Agreement between Plaintiff and Nortia, Nevada on December 22, 2004. [Exhibit B].

[2] By filing this Motion, Nortia, a Nevada corporation, is not submitting itself to this Court's jurisdiction.

Plaintiff $5,000.00 per month. Due to the cancellation, Plaintiff is only suing for two months of payments (i.e. December 2004 and January 2005), which total $10,000.00.

Nortia, Nevada refused to make the payments to Plaintiff due to the fact that Plaintiff failed to provide any of the required consulting services. Further, in addition to the $5,000.00 monthly payment, Plaintiff's compensation was also comprised of 225,000 shares of Nortia, Nevada's restricted common stock, which Plaintiff actually received. However, due to Plaintiff's failure to perform, there is a failure of consideration. As a result, the Agreement should be rescinded, and the stock returned to Nortia, Nevada.

PROCEDURAL HISTORY AND MOTION

1. The Complaint in this action was filed on April 21, 2005. [D.E. 1; Exhibit A].

2. Nortia, Florida was served with the Summons and Complaint on May 3, 2005. [D.E. 2]. Pursuant to Fla.R.Civ.P. 1.090(a) and 1.140(a)(1), Nortia, Florida was required to serve its response to the Complaint by May 24, 2005.

3. On May 24, 2005, counsel for Plaintiff consented to an enlargement of time of ten days for Nortia, Florida to respond to the Complaint. [Exhibit 1 to Exhibits D and E hereto]. Accordingly, Nortia, Florida was then required to respond to the Complaint by June 3, 2005.

4. Counsel for Plaintiff did not contact counsel for Nortia, Florida prior to filing its Motion for Default on June 24, 2005. [D.E. 3].

5. The Clerk of this Court entered a Default on June 28, 2005. [D.E. 4].

6. Nortia, Florida failed to respond to the Complaint due to excusable neglect, and both Nortia, Florida and Nortia, Nevada have meritorious defenses.[3] Further, Nortia, Florida moved diligently to set aside the Default once it learned of the entry thereof. Accordingly, Nortia, Florida moves this Court to set aside the Default.

ARGUMENT

A. Legal Standard to be Applied by the Court in Determining Whether to Set Aside a Default.

"It is axiomatic that Florida jurisprudence favors liberality in the area of setting aside defaults in order that parties may have their controversies decided on the merits." *Latin American Property and Casualty Insurance Company v. Italian Palace, Inc.*, 596 So.2d, 1174, 1175 (Fla. 4th DCA 1992) (citation omitted). As the Supreme Court of Florida held in *North Shore Hospital, Inc. v. Barber*, 143 So.2d 849 (Fla. 1962),

> "'it is the tendency of the courts of the present age to stand less upon strict rules of practice than formerly, and to keep the door a long time open to a defendant who seems to be honestly striving to get in what he believes to be a good defense.'" *Id.*, at 853 (citation omitted).

The Court further held that,

> "'if there by [sic] any reasonable doubt in the matter [of vacating a default], it should be resolved in favor of granting the application and allowing a trial

[3] For ease of reference, Nortia, Florida and Nortia, Nevada, will be referred to as "Nortia" for the balance of this Motion.

upon the merits of the case.'" *Id.* (citation omitted).

Finally, this policy is to be liberally applied. *Id.*; *Country Clubs of Sarasota, Ltd. v. Zaun Equipment, Inc.*, 350 So.2d 539, 543 (Fla. 1st DCA 1977).

In order to obtain an Order from the Court setting aside a default, Nortia must demonstrate (1) Nortia failed to timely respond to the Complaint due to excusable neglect; (2) Nortia has a meritorious defense to the action; and (3) Nortia displayed due diligence in moving to set aside the default. *Latin American*, at 1175. As will be set forth below, Nortia has satisfied all three elements.

1. Nortia's Failure to Timely Respond to the Complaint Was the Result of Excusable Neglect.

i. The Failure to Respond to the Complaint Was the Result of Miscommunication Between the Attorneys for Nortia.

As the Fourth District Court of Appeal has held,

> "'[W]here inaction results from clerical or secretarial error, **reasonable misunderstanding**, a system gone awry or any other of the foibles to which human nature is heir, then upon timely application accompanied by a reasonable and credible explanation the matter should be permitted to be heard on the merits.'"

Latin American, at 1175 (citation omitted) (emphasis added).

As the attached Affidavits demonstrate, Nortia's failure to timely respond to the Complaint was a result of miscommunication between the attorneys for Nortia. In short, William Bosso ("Bosso"), the Chief Executive Officer of Nortia, believed that the attorneys for Nortia would be responding to the Complaint. [See Bosso Affidavit: Exhibit C]. When Bosso was served with the Complaint, Randy Katz ("Katz"), the California corporate securities attorney for Nortia, engaged in a series of settlement discussions with Gary Klein ("Klein"), the attorney for Plaintiff Mirador Consulting, Inc. [See Katz Affidavit: Exhibit D hereto]. While doing so, Katz, who is not licensed to practice law in the State of Florida, believed that Scott A. Mersky ("Mersky"), a Florida attorney, would be drafting and filing a response to the Complaint. [Id.].

Mersky, however, believed that Katz would be drafting and filing a response to the Complaint, and that Mersky's role was only to obtain an enlargement of time for Katz to do so. [See Mersky Affidavit: Exhibit E hereto]. As a result of the miscommunication between the attorneys for Nortia, the Default should be vacated, and the litigation heard on its merits.

ii. The Default Must Be Vacated Because Counsel for Plaintiff Knew Nortia Intended to Defend Against This Action, Yet Failed to Notify Nortia of Its Intent to File the Motion for Default.

As the court held in *National Union Fire Ins. Co. of Pittsburgh, P.A. v. McWilliams*, 799 So.2d 378 (Fla. 4th DCA 2001), "an ex parte default should be set aside where the plaintiff seeking default had actual knowledge that the defendant was represented by counsel and intended to defend the lawsuit, but failed to contact the defendant's counsel prior to seeking default." *Id.*, at 380.

It is undisputed that Plaintiff was aware that Nortia was represented by counsel that intended to defend this lawsuit. As set forth in the Mersky Affidavit, Klein's office granted a ten-day enlargement of time to respond to the Complaint. [Exhibit E and Exhibit 1 thereto]. In fact, Plaintiff concedes this fact in ¶3 of its Motion for Default.

The dispute centers around whether counsel for Plaintiff notified counsel for Nortia of its intent to file the Motion for Default prior to the filing thereof. Although Plaintiff alleges in ¶5 of its Motion for Default that attempts to make the required notification were made, both Mersky's Affidavit and Katz's Affidavit establish that no such efforts were made.

In sum, it is clear from the above-referenced Affidavits that Nortia has not ignored the existence of this lawsuit. To the contrary, Nortia has attempted to engage litigation counsel to respond to the Complaint while simultaneously engaging in settlement negotiations.

2. Nortia Has Both Meritorious Defenses to the Complaint and a Meritorious Counterclaim.

Pursuant to the Agreement, the Plaintiff was to provide various consulting services to Nortia. In exchange for the promise to deliver those services, the Plaintiff received compensation from Nortia in the form of ownership of 225,000 shares of Nortia's restricted common stock, and would also have received a monthly payment of $5,000.00. However, Plaintiff in fact subsequently failed to provide any of the services required under the Consulting Agreement. Pursuant to *Hill v. Murphy*, 872 So.2d 919, 921 (Fla. 2nd DCA 2003), the Bosso Affidavit sets forth the facts establishing Nortia's meritorious defenses, which are: (1) when the Plaintiff became the first party to breach the Consulting Agreement, Nortia was relieved of any further obligation to perform thereunder; (2) the Consulting Agreement is void for a failure of consideration; (3) Plaintiff has waived the right to receive monthly payments under the Consulting Agreement; and (4) Plaintiff is estopped from receiving any monthly payments under the Consulting Agreement.

Further, as set forth above, Plaintiff has sued the wrong corporation, and this Court does not have personal jurisdiction over the correct corporation. Specifically, Nortia, Florida was not a party to the Agreement, and in fact had ceased to exist as a legal entity sixteen days prior to the execution of the Agreement.

In addition to these meritorious defenses, although not legally required for purposes of moving to set aside a Default, Nortia, Nevada also intends to file a Counterclaim against the Plaintiff for, *inter alia* (1) rescission of the Consulting Agreement and return of the stock issued thereunder to the Plaintiff; and (2) a declaratory judgment that there is a failure of consideration under the Consulting Agreement, thereby entitling Nortia, Nevada to the return of the stock issued to Plaintiff thereunder.

3. Nortia Displayed Due Diligence in Moving to Set Aside the Default.

Pursuant to Fla.R.Civ.P. 1.540(b), which is applicable to this action pursuant to Fla.R.Civ.P. 1.500, a Motion to Set Aside Default must be filed within a "reasonable time" after the entry of the Default, but no later than one year after the entry thereof. Accordingly, in *Canney v. Canney*, 453 So.2d 179 (Fla. 2nd DCA 1984), the court ruled that a three and one-half month delay between the entry of the Default and the filing of the Motion to Set Aside Default was not untimely, as a matter of law, and that the movant therefore exercised due diligence. *Id.*, at 181.

Therefore, given that a party exercises due diligence in filing a Motion for Default three and one-half months subsequent to the entry of Default, then *a fortiori;* the less than four-week delay in the instant case leads to the same conclusion; to wit, Nortia, Florida exercised due diligence in filing its Motion to Set Aside Default.

CONCLUSION

WHEREFORE, for all of the foregoing reasons, Defendant Nortia Capital Partners, Inc., a Florida corporation, respectfully moves this Court to set aside the Default entered on June 28, 2005, and permit Nortia Capital Partners, Inc., a Florida corporation, to respond to the Complaint within twenty days of such an Order.

CERTIFICATE OF SERVICE

I HEREBY CERTIFY that a true copy of the foregoing has been furnished via U.S. Mail on GARY A. KLEIN, ESQ., Klein & Sallah, LLC, 2101 NW Corporate Blvd., Suite 216, Boca Raton, FL 33431, this 26TH day of July, 2005.

KATZMAN, WASSERMAN & BENNARDINI, P.A.
Attorneys for Nortia Capital Partners, Inc.
Suite 140/Boca Corporate Plaza
7900 Glades Road
Boca Raton, FL 33434
Phone: (561) 477-7774
Fax: (561) 477-7447

By: ______________________
STEVEN M. KATZMAN
Florida Bar No.: 375861
CRAIG A. RUBINSTEIN
Florida Bar No.: 77755

IN THE COUNTY COURT IN AND FOR
PALM BEACH COUNTY, FLORIDA

CASE NO. 502005CC 004932 XX XYSB
DIV RD

MIRADOR CONSULTING, INC.,
a Florida corporation,

Plaintiff,

vs.

NORTIA CAPITAL PARTNERS, INC.,
a Florida corporation,

Defendant.

_______________________________________/

COMPLAINT

Plaintiff, Mirador Consulting, Inc. ("Mirador"), a Florida corporation, by and through their undersigned counsel, sues Defendant, Nortia Capital Partners, Inc., ("Nortia") a Florida corporation, and alleges as follows:

JURISDICTION AND VENUE

1. This is an action to enforce the terms of a contract and seeking damages in excess of $10,000.00, exclusive of interest, attorneys' fees and costs.

2. Plaintiff Mirador is a corporation organized and existing under the laws of the State of Florida, whose principal office is in Palm Beach County, Florida.

3. Defendant Nortia is a Florida corporation, with its principal place of business in Atlanta, Georgia.

4. The written contract that is the subject of this action contained a forum selection clause designating Palm Beach County, Florida as the venue.

KLEIN & SALLAH, LLC
BOCA CORPORATE CENTER, 2101 NW CORPORATE BOULEVARD, SUITE 216, BOCA RATON, FLORIDA 33431
TEL. (561) 989-9080 FAX (561) 989-9020


EXHIBIT

ALLEGATIONS

5. On or about December 22, 2004, Plaintiff Mirador and Defendant Nortia entered into a Consulting Agreement ("Agreement"), which was to remain in effect for a period of one year. (A copy of the Agreement has been attached hereto as Exhibit A).

6. Pursuant to this Agreement, Mirador was to perform public relations services on behalf of Nortia, a merchant banking company in its developmental stages, and was to receive the sum of five thousand ($5,000.00) dollars per month, payable on a quarterly basis, for providing such services for Defendant Nortia.

7. Mirador has performed services on a best efforts basis.

8. To date, Mirador has not been paid any compensation by Defendant Nortia.

9. Pursuant to the terms of the Agreement, either party could terminate the Agreement with or without cause, by providing thirty (30) days written notice. Defendant Nortia elected to terminate the Agreement on January 27, 2005 and on that date provided proper notice of termination. Pursuant to the termination provision of the Agreement, the Agreement terminated on February 26, 2005.

10. Defendant Mirador is owed the sum of $10,000.00 for the time period December 22, 2004 through February 26, 2005.

11. Mirador demanded payment from Defendant Nortia on January 28, 2005. To date, no monies have been paid.

12. Mirador in entitled to damages from Defendant Nortia in the amount of $10,000.00.

KLEIN & SALLAH, LLC
BOCA CORPORATE CENTER, 2101 NW CORPORATE BOULEVARD, SUITE 216, BOCA RATON, FLORIDA 33431
TEL. (561) 989-9080 FAX (561) 989-9020

13. All conditions precedent to the institution of this action, if any, have occurred, been performed, or have been waived.

COUNT I
(BREACH OF CONTRACT)

14. Plaintiff Mirador realleges and incorporates the allegations in paragraphs 1 through 13 as if fully set forth herein.

15. Defendant Nortia has materially breached the Agreement by failing to make any payments due and owing to Plaintiff Mirador.

16. Plaintiff Mirador has sustained damages as a result of Defendant Nortia's breach of contract, including, but not limited to, costs and attorney's fees.

WHEREFORE, Plaintiff Mirador requests the entry of judgment under Count I against Defendant Nortia for damages in the sum of $10,000.00, together with all costs, expenses, attorney's fees incurred herein, interest and other relief as this court deems just and proper.

COUNT II
(UNJUST ENRICHMENT/QUANTUM MERUIT)

17. Plaintiff Mirador realleges and incorporates the allegations in paragraphs 1 through 13 as if fully set forth herein.

18. Plaintiff Mirador conferred a benefit upon Defendant Nortia by performing services under the Agreement at its expense.

19. Defendant Nortia requested and knowingly accepted the benefit of the services performed by Mirador.

KLEIN & SALLAH, LLC
BOCA CORPORATE CENTER, 2101 NW CORPORATE BOULEVARD, SUITE 216, BOCA RATON, FLORIDA 33431
TEL. (561) 989-9080 FAX (561) 989-9020

20. Under these circumstances, it would be inequitable for Defendant Nortia to retain the benefit of the services performed by Mirador without paying Mirador in full.

WHEREFORE, Plaintiff Mirador requests the entry of judgment under Count II against Defendant Nortia for damages in the sum of $10,000.00, together with all costs, expenses, attorney's fees incurred herein, interest and other relief as this court deems just and proper.

Dated this 20 day of April 2005

Respectfully submitted,

KLEIN & SALLAH, LLC
Attorneys for Plaintiff Mirador
Boca Corporate Center, Suite 216
2101 NW Corporate Boulevard
Boca Raton, Florida 33431
(561) 989-9080
(561) 989-9020 (FAX)

Gary A. Klein, Esq.
Florida Bar No.0936871



CONSULTING AGREEMENT

THIS AGREEMENT (the "Agreement"), is made and entered into as of this 1st day of November, 2004, by and between Mirador Consulting, Inc., a Florida corporation, with offices at 5499 N. Federal Hwy, Suite D, Boca Raton, Florida 33487 ("Mirador" or the "Consultant"), and Nortia Capital Partners, Inc., a Nevada corporation (f/k/a Global Life Sciences, Inc.), with offices at 400 Hampton View Court, Alpharetta, GA 30004 (the "Company") (together the "Parties").

WHEREAS, Consultant is in the business of providing services for management consulting, business advisory, shareholder information and public relations;

WHEREAS, the Company deems it to be in its best interest to retain Consultant to render to the Company such services as may be needed; and

WHEREAS, the Parties desire to set forth the terms and conditions under which Consultant shall provide services to the Company.

NOW, THEREFORE, in consideration of the mutual promises and covenants herein contained, and other valid consideration, receipt of which is hereby acknowledged, the Parties agree as follows:

Term of Agreement

The Agreement shall remain in effect from the date hereof through the expiration of a period of one year from the date hereof (the "Term"), and thereafter may be renewed upon the mutual written consent of the Parties.

Nature of Services to be rendered

During the Term and any renewal thereof, Consultant shall: (a) provide the Company with corporate consulting services on a best efforts basis in connection with mergers and acquisitions, corporate finance, corporate finance relations, introductions to other financial relations companies and other financial services; (b) use its best efforts to locate and identify to the Company private and/or public companies for potential merger with or acquisition by the Company; (c) contact the Company's existing stockholders, responding in a professional manner to their questions and following up as appropriate; and (d) use its best efforts to introduce the Company to various securities dealers, investment advisors, analysts, funding sources and other members of the financial community with whom it has established relationships, and generally assist the Company in its efforts to enhance its visibility in the financial community (collectively, the "Services"). The Consultant shall not disseminate any information about the Company to any third party pursuant to this Agreement without the express written consent of the Company.

It is acknowledged and agreed by the Company that Consultant carries no professional licenses, and is not rendering legal advice or performing accounting services, nor acting as an investment advisor or broker/dealer within the meaning of the applicable state and federal securities laws.




Mirador
Consulting

Consultant expressly agrees not to engage in any activities that would subject the Consultant to such professional licensure. The Services of Consultant shall not be exclusive nor shall Consultant be required to render any specific number of hours or assign specific personnel to the Company or its projects.

Disclosure of Information

Consultant agrees as follows:

The Consultant shall NOT disclose to any third party any material non-public information or data received from the Company without the written consent and approval of the Company other than: (i) to its agents or representatives that have a need to know in connection with the Services hereunder; provided such agents and representatives have a similar obligation to maintain the confidentiality of such information; (ii) as may be required by applicable law; provided, Consultant shall provide prompt prior written notice thereof to the Company to enable the Company to seek a protective order or otherwise prevent such disclosure; and (iii) such information as becomes publicly known through no action of the Consultant, or its agents or representatives.

Following receipt of written notice from the Company of a filing in connection with a proposed public offering of the securities of the Company, and until the Company informs the Consultant that such offering has been completed or has terminated, the Consultant shall not engage in any public relations efforts on behalf of the Company without approval of counsel for the Company and counsel for the underwriter(s), if any.

Compensation

The following represents the compensation to be received by the Consultant in connection with rendering the Services hereunder:

During the Term of this Agreement, the Company will pay to the Consultant the sum of five thousand ($5,000) dollars per month payable on a quarterly basis.

Upon execution of the Agreement, the Consultant shall purchase and the Company will issue to the Consultant 225,000 shares of the Company's restricted common stock (OTCBB: GFSC) for a total purchase price of two hundred twenty five dollars ($225.00) (the "Common Stock") as per the Investment Representation Letter (incorporated by reference into the Agreement and attached as Addendum B);

At any time during the Term of this Agreement, the Company shall advise the Consultant by written notice at least four weeks prior to the filing of any registration statement (other than a registration statement registering less than $1,000,000 of the Company's Common Stock, or a Common Stock offering pursuant to a Notification under Regulation E on Form 1-E), covering any securities of the Company, whether for its own account or for the account of others, and shall, upon the request of the Consultant, subject to the terms, conditions or restrictions of any underwriting agreement entered into in connection with such registration statement, include in any registration statement such information as may be required to permit a public offering of any or all of the Consultant's Common Stock, all at no expense whatsoever to the Consultant (to the




Mirador
Consulting

extent as permitted by the Act or the rules and regulations promulgated thereunder), except that Consultant shall bear the fees of its own counsel and any underwriting discounts or commissions applicable to the Consultant's securities sold by Consultant.

Representations and Warranties of the Consultant

In order to induce the Company to enter into this Agreement, the Consultant hereby makes the following unconditional representations and warranties:

In connection with its execution of and performance under this Agreement, the Consultant has not taken and will not take any action that will cause it to become required to make any filings with or to register in any capacity with the Securities and Exchange Commission (the "SEC"), the National Association of Securities Dealers, Inc. (the "NASD"), the securities commissioner or department of any state, or any other regulatory or governmental body or agency.

Neither the Consultant nor any of its principals is subject to any sanction or restriction imposed by the SEC, the NASD, any state securities commission or department, or any other regulatory or governmental body or agency, which would prohibit, limit or curtail the Consultant's execution of this Agreement or the performance of its obligation hereunder.

The Consultant's purchase of shares pursuant to this Agreement is an investment made for its own account. The Consultant is permitted to provide consulting services to any corporation or entity engaged in a business identical or similar to the Company's.

The Consultant shall not disseminate any information about the Company to any third party pursuant to this Agreement without the express written consent of the Company.

Duties of the Company

The Company will supply Consultant, on a regular basis and timely basis, with all approved data and information about the Company, its management, its products, and its operations as reasonably requested by Consultant and which the Company can obtain with reasonable effort; and Company shall be responsible for advising Consultant of any facts which would affect the accuracy of any prior data and information previously supplied to Consultant so that the Consultant may take corrective action.

The Company shall promptly supply Consultant with full and complete copies of all filings with all federal and state securities agencies; with full and complete copies of all stockholder reports and communications whether or not prepared with the assistance of Consultant; with all data and information supplied to any analyst, broker-dealer, market maker, or other member of the financial community and with all product/services brochures, sales materials, etc. filed or prepared by the Company after the date of this Agreement. Company shall supply to Consultant, within 15 days of execution of this Agreement, with a list of all stockbrokers and market makers active in the stock of Company, and a complete list of all shareholders.

The Consultant's reports are not intended to be used in the offering of securities. Accordingly, the Company agrees as follows:




Mirador
Consulting

Company will notify Consultant in writing a minimum of ten (10) days prior to making any private or public offering of securities, including but not limited to an offering registered on form S-8 or made pursuant to Regulation S or Regulation D.

Company will notify Consultant within 5 business days to any "insider" selling of Company's stock. Company will not utilize any Consultant reports in connection with any offering (public or private) of securities without the prior written consent of Consultant.

Representations and Warranties of the Company

In order to induce the Consultant to enter into this Agreement, the Company hereby makes the following unconditional representations and warranties:

The Company is not subject to any restriction imposed by the SEC or by operation of the 1933 Act, the Exchange Act of 1934, as amended (the "1934 Act") or any of the rules and regulations promulgated under the 1933 Act or the 1934 Act which prohibit its execution of this Agreement or the performance of its obligations to the Consultant set forth herein.

The Company has not been sanctioned by the SEC, the NASD or any state securities commissioner or department in connection with any issuance of its securities.
All payments required to be made on time and in accordance with the payment terms and conditions set forth herein.

The Company acknowledges that the Consultant does not guarantee its ability to cause the consumption of any contract or merger or acquisition with any corporate candidate.

Compliance with Securities Laws

The Parties acknowledge and agree that the Company is subject to the requirements of the 1933 Act, the 1934 Act, and the Investment Company Act of 1940 (the "1940 Act"); and that the 1933 Act, the 1934 Act, the 1940 Act, the rules and regulations promulgated thereunder and the various state securities laws (collectively, "Securities Laws") impose significant burdens and limitations on the dissemination of certain information about the Company by the Company and by persons acting for or on behalf of the Company. Each of the Parties agrees to comply with all applicable Securities Laws in carrying out its obligations under the Agreement; and without limiting the generality of the foregoing the Company hereby agrees (i) all information about the Company provided to the Consultant by the Company, which the Company expressly agrees may be disseminated to the public by the Consultant in providing any public relations or other services pursuant to the Agreement, shall not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements made, in light of the circumstances in which they were made, not misleading, (ii) the Company shall promptly notify the Consultant if it becomes aware that it has publicly made any untrue statement of a material fact regarding the Company or has omitted to state any material fact necessary to make the public statements made by the Company, in light of the circumstances in which they were made, not misleading, and (iii) the Company shall promptly notify the Consultant of any "quiet period" or "blackout period" or other similar period during which public statements by or on behalf of the Company are restricted by any Securities Law. The Each Party (an "indemnifying party") hereby agrees, to the full extent permitted by applicable law, to indemnify and hold harmless the other




Mirador
Consulting

Party (the "indemnified party") for any damages caused to the indemnified party by the indemnifying party's breach or violat on of any Securities Law, except to the extent that the indemnifying party's breach or violaticn of a Securities Law is caused by the indemnified party's breach or violation of the Agreement, cr any Securities Law.

Issuance of Restricted Stock to Cons ıltant

The Restricted Stock shall be issued εs fully-paid and non-assessable securities. The Company shall take all corporate action necessar / for the issuance Restricted Stock, to be legally valid and irrevocable, including obtaining the pri)r approval of its Board of Directors.

Expense Reimbursement

Consultant shall be entitled to receive :ash reimbursement, and the Company shall provide cash reimbursement, of all reasonable and necessary cash expenses paid by the Consultant on behalf of the Company in performance of ts own duties hereunder. Such expenses shall include, without limitation, reasonable expenses for communications, deliveries and travel. In no event, however, will the Consultant incur on behalf of the Company any expense without the prior written consent of the Company.

Indemnification of Consultant by the Company

The Company acknowledges that the Consultant relies on information provided by the Company in connection with the provisions of Services hereunder and represents that said information does not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements made, in light of the circumstances in which they were made, not misleading, and agrees to hold harml:ss and indemnify the Consultant for claims against the Consultant as a result of any breach of such representation and for any claims relating to the purchase and/or sale of the Company's securities occurring out of or in connection with the Consultant's relationship with the Company including, without limitation, reasonable attorney's fees and other costs arising out of any such claims; provided, however, that the Company will not be liable in any such case for losses, claims, damages, liabilities or expenses that arise from the gross negligence or willful misconduct of Consultant. The provisions of this Indemnification provision shall survive the expiration of this Agreement.

Indemnification of the Company by the Consultant

The Consultant shall identify and hold harmless the Company and its principals from and against any and all liabilities and damages arising out of any the Consultant's gross negligence or intentional breach of its representations, warranties or agreements made hereunder. The provisions of this Indemnification prov sion shall survive the expiration of this Agreement.

Applicable Law

It is the intention of the parties hereto that this Agreement and the performance hereunder and all suits and special proceedings hereunder be construed in accordance with and under and pursuant to the laws of the State of Florida and that in any action, special proceeding or other proceedings that may be brought arising out of, in connection with or by reason of this Agreement, the law of




Mirador
Consulting

the State of Florida shall be applicable and shall govern to the exclusion of the law of any other forum, without regard to the jurisdiction on which any action or special proceeding may be instituted.

Disputes

Any and all conflicts, disputes and disagreements arising out of or in connection with any aspect of the Agreement shall be subject to the jurisdiction of state court, Palm Beach County, Florida.

Notices

All notices, demands or other written communications hereunder shall be in writing, and unless otherwise provided, shall be deemed to have been duly given on the first business day after mailing by United States registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

To Consultant: Mr. Brian S. John
5499 N. Federal Hwy, Suite D
Boca Raton, Florida 33487

To The Company: Mr. William Posso
400 Hampton View Court
Alpharetta, Georgia 30004

in each case, with copies to such other addresses or to such other persons as any Party shall designate to the others for such purposes in manner hereinabove set forth.

Entire Understanding/Incorporation of other Documents

The Agreement contains the entire understanding of the Parties with regard to the subject matter hereof, superseding any and all prior agreements or understandings whether oral or written, and no further or additional agreements, promises, representations or covenants may be inferred or construed to exist between the Parties.

No Assignment or Delegation Without Prior Approval

No portion of the Agreement or any of its provisions may be assigned, nor obligations delegated, to any other person or party without the prior written consent of the Parties except by operation of law or as otherwise set forth herein.

Captions

The captions in this Agreement are for convenience and reference only and in no way define, describe, extend or limit the scope of this Agreement or the intent of any provisions hereof.

Number and Gender




Mirador
Consulting

All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the Party or Parties, or their personal representatives, successors and assignes may require.

Further Assurances

The Parties hereby agree to do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered and to perform all such acts and deliver all such deeds, assignments, transfers, conveyances, powers of attorney, assurances, stock certificates and other documents, as may, from time to time, be required herein to effect to the intent and purpose of this Agreement.

Survival of Agreement

The Agreement and all of its terms shall inure to the benefit of any permitted assignees of or lawful successors to either Party.

Independent Contractor

Consultant agrees to perform its consulting duties hereto as an independent contractor. Nothing contained herein shall be considered to as creating an employer-employee relationship between the parties to this Agreement. Except as expressly agreed to in writing, the Consultant shall not have the authority to obligate or commit the Company in any manner whatsoever.

No Amendment Except in Writing

Neither the Agreement nor any of its provisions may be altered or amended except in a dated writing signed by the Parties.

Waiver of Breach

No waiver of any breach of any provision hereof shall be deemed to constitute a continuing waiver or a waiver of any other portion of the Agreement.

Severability of the Agreement

Except as otherwise provided herein, if any provision hereof is deemed by arbitration or a court of competent jurisdiction to be legally unenforceable or void, such provision shall be stricken from the Agreement and the remainder hereof shall remain in full force and effect.

Termination of the Agreement

Either Party may terminate the Agreement, with or without cause, by providing a thirty (30) day written notification to the other Party. The Agreement will terminate thirty (30) days following the date of receipt of the written notification by the non-terminating party ("Date of Termination"). In the event of termination of the Agreement by the Company, the Consultant shall be entitled to keep any and all fees, Company stock or other compensation it received from





12-22-04

the Company under the Agreement prior to the Date of Termination.

Counterparts and Facsimile Signature

This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument. Execution and delivery of this Agreement by exchange of facsimile copies bearing the facsimile signature of a party hereto shall constitute a valid and binding execution and delivery of this Agreement by such party. Such facsimile copies shall constitute enforceable original documents.

No Construction Against Drafter

The Agreement shall be construed without regard to any presumption or other requiring construction against the Party causing the drafting hereof.

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement, effective as of the date set forth above.

Nortia Capital Partners Inc.	Mirador Consulting, Inc.
By: ______________	By: ______________
William J. Bosso, CEO	Brian S. John, President
	12-22-04


Corporations Online
Public Inquiry

Florida Profit

NORTIA CAPITAL PARTNERS, INC.

PRINCIPAL ADDRESS
400 HAMPTON VIEW COURT
ALPHARETTA GA 30004
Changed 05/13/2004

MAILING ADDRESS
400 HAMPTON VIEW COURT
ALPHARETTA GA 30004
Changed 05/13/2004

Document Number	**FEI Number**	**Date Filed**
P99000035000	650913582	04/15/1999
State	**Status**	**Effective Date**
FL	INACTIVE	NONE
Last Event	**Event Date Filed**	**Event Effective Date**
MERGED	12/06/2004	NONE

Registered Agent

Name & Address
BOVI, DAVID M P.A. 319 CLEMATIS STREET SUITE 700 WEST PALM BEACH FL 33401
Address Changed: 05/13/2004

Officer/Director Detail

Name & Address	Title
COLUCCI, WILLIAM R 2501 TURK BLVD SAN FRANCISCO CA 94118	DT
ROSSO, BILL 400 HAMPTON VIEW COURT	PD


EXHIBIT
B

ALPHARETTA GA 30004	
BENTON, JOHN W 400 HAMPTON VIEW COURT ALPHARETTA GA 30004	D
BARON, J.P. III 400 HAMPTON VIEW COURT ALPHARETTA GA 30004	D

Annual Reports

Report Year	Filed Date
2002	05/22/2002
2003	05/13/2004
2004	05/13/2004

Previous Filing | Return to List | Next Filing

View Events
View Name History

Document Images

Listed below are the images available for this filing.

12/06/2004 -- Merger
08/02/2004 -- Name Change
05/13/2004 -- REINSTATEMENT
05/22/2002 -- COR - ANN REP/UNIFORM BUS REP
05/14/2001 -- ANN REP/UNIFORM BUS REP
06/15/2000 -- ANN REP/UNIFORM BUS REP
04/15/1999 -- Domestic Profit

THIS IS NOT OFFICIAL RECORD; SEE DOCUMENTS IF QUESTION OR CONFLICT

Corporations Inquiry **Corporations Help**



NORTIA CAPITAL PARTNERS, INC.

Document Number	Date Filed	Effective Date	Status
P99000035000	04/15/1999	None	Inactive

EVENT TYPE	FILED DATE	EFFECTIVE DATE	DESCRIPTION
MERGER	12/06/2004		MERGING : P99000035000 MERGED INTO NON-QUALIFIED : NORTIA CAPITAL PARTNERS, INC. NV
NAME CHANGE AMENDMENT	08/02/2004		OLD NAME WAS : BF ACQUISITION GROUP I, INC.
CANCEL ADM DISS/REV	05/13/2004		
ADMIN DISSOLUTION FOR ANNUAL REPORT	09/19/2003		

THIS IS NOT OFFICIAL RECORD; SEE DOCUMENTS IF QUESTION OR CONFLICT

Corporations Inquiry

Corporations Help

IN THE COUNTY COURT IN AND FOR
PALM BEACH COUNTY, FLORIDA

CASE NO.: 502005CC004932XXXXSB DIV RD

MIRADOR CONSULTING, INC.,
a Florida corporation,

Plaintiff,

vs.

NORTIA CAPITAL PARTNERS, INC.,
a Florida corporation,

Defendant.
________________________________/

AFFIDAVIT OF WILLIAM J. BOSSO IN SUPPORT OF
DEFENDANT'S MOTION TO SET ASIDE DEFAULT

STATE OF GA)
)
COUNTY OF FULTON)

BEFORE ME the undersigned authority, personally appeared WILLIAM J. BOSSO, who being first duly sworn, deposes and says:

1. My name is William J. Bosso. I am over eighteen years of age.

2. I am the Chief Executive Officer of Defendant Nortia Capital Partners, Inc. ("Nortia"). I was served with the Summons and Complaint in the above-referenced lawsuit on May 3, 2005.

3. When I was served with the lawsuit, I contacted an attorney in California named Randy Katz ("Katz") to inform him of the existence of the lawsuit. Katz then


EXHIBIT
C

contacted Gary A. Klein, Esq. ("Klein"), the attorney for the Plaintiff in this lawsuit, Mirador Consulting, Inc. ("Mirador"). Katz and Klein then engaged in settlement discussions.

4. Although Katz was handling the settlement negotiations on behalf of Nortia, Katz informed me that I would need a Florida attorney to respond to the lawsuit. Accordingly, I contacted David M. Bovi, Esq., corporate counsel for Nortia, who is a Florida attorney. Bovi informed me that he would have a different Florida attorney respond to the lawsuit.

5. However, that other Florida attorney did not respond to the lawsuit, and when settlement negotiations between Katz and Klein broke down, Klein filed the Motion for Default.

6. Nortia has meritorious defenses to this action, and intends to both vigorously defend this action and file a Counterclaim. Specifically, Mirador did not perform any of the consulting services required of it under the Consulting Agreement between Mirador and Nortia dated December 22, 2004 that is the subject of the Complaint.

FURTHER AFFIANT SAYETH NOT.

STATE OF GA)
)
COUNTY OF Fulton)

BEFORE ME, the undersigned authority, personally appeared WILLIAM J. BOSSO, who was sworn and says that the foregoing is true.

____
WILLIAM J. BOSSO

Sworn to and subscribed before me on this 22 day of July, 2005.

____
Notary Public

Personally Known [ ] OR Produced Identification [X].

Type of Identification Produced GA Driver License

CHUN KIT HSU
Notary Public Fulton County, Georgia
My Commission Expires September 21, 2007

IN THE COUNTY COURT IN AND FOR
PALM BEACH COUNTY, FLORIDA

CASE NO.: 502005CC004932XXXXSB DIV RD

MIRADOR CONSULTING, INC.,
a Florida corporation,

Plaintiff,

vs.

NORTIA CAPITAL PARTNERS, INC.,
a Florida corporation,

Defendant.
_______________________________/

AFFIDAVIT OF RANDOLF W. KATZ IN SUPPORT OF
DEFENDANT'S MOTION TO SET ASIDE DEFAULT

STATE OF NEW YORK)
)
COUNTY OF NEW YORK)

BEFORE ME the undersigned authority, personally appeared RANDOLF W. KATZ, who being first duly sworn, deposes and says:

1. My name is Randolf W. Katz ("Katz"). I am known as "Randy." I am an attorney licensed to practice in the State of California, and I am over eighteen years of age.

2. On May 5, 2005, William Bosso ("Bosso"), the Chief Executive Officer of Defendant Nortia Capital Partners, Inc. ("Nortia"), advised me that he had been served with the Summons and Complaint in the above-referenced lawsuit on May 3, 2005.

3. I am the California corporate securities counsel for Nortia. Upon being notified by Bosso of the lawsuit, I engaged in a series of settlement discussions with Gary A. Klein, Esq. ("Klein"), the attorney for Plaintiff Mirador Consulting, Inc.


EXHIBIT
D

4. As I am not licensed to practice law in the State of Florida, I contacted David Bovi, Esq. ("Bovi"), a Florida securities attorney for Nortia, to inform him that Nortia would need to obtain an attorney licensed to practice in Florida to respond to the Complaint.

5. It is my understanding from Bovi that Bovi then asked Scott A. Mersky ("Mersky"), a Florida attorney, to obtain from Klein an extension of time to respond to the Complaint and then to draft and file a response to the Complaint. I am aware that Mersky obtained a ten-day enlargement of time from Klein to do so, as Mersky furnished me with a copy of his May 24, 2005 correspondence to Klein confirming that enlargement of time. A copy of Mersky's correspondence to Klein, as well as Mersky's fax transmission sheet to me enclosing same, are annexed hereto as Exhibit 1.

6. Klein filed the Motion for Default on June 24, 2005 (1) without notifying me of his intent to do so; and (2) notwithstanding the fact that Klein and I were still engaging in settlement discussions.

FURTHER AFFIANT SAYETH NOT.

STATE OF NEW YORK)
)
COUNTY OF NEW YORK)

BEFORE ME, the undersigned authority, personally appeared RANDOLF W. KATZ, who was sworn and says that the foregoing is true.

RANDOLF W. KATZ

Sworn to and subscribed before me on this 18th day of July, 2005.

Notary Public

KEVIN A. CAREY
Notary Public, State of New York
No. 01CA5032093
Qualified in Bronx County
Commission Expires Aug. 15, 2006

Personally Known [✓] OR Produced Identification [✓].

Type of Identification Produced ____________________

FACISIMILE TRANSMITTAL COVER SHEET

Date and Time:	May 24, 2005
To:	Randolf W. Katz
Company:	
Fax:	949-223-7102
From	Scott A. Mersky, Esq.
Company:	Law Offices of Scott A. Mersky, P.A.
Phone No.:	561-837-9978
Fax No.:	561-837-9979
No. of Pages:	2 pages including cover



EXHIBIT
1

THE LAW OFFICES OF
SCOTT A. MERSKY, P.A.

The Harvey Building
224 Datura Street, Suite 1308
West Palm Beach, Florida 33401

Phone: (561) 837-9978
Fax: (561) 837-9979

May 24, 2005

Gary A. Klein, Esq.
Klein & Sallah, LLC
2101 N.W. Corporate Blvd.
Suite 216
Boca Raton, Florida 33431

RE: <u>MIRADOR CONSULTING, INC. vs. NORTIA CAPITAL PARTNERS, INC.</u>

County Court Case No: 502005CC 004932XXXX SB DIV RD

Dear Mr. Klein:

Please be advised this office represents Nortia Capital Partners, Inc. ("Nortia"). This letter shall confirm that you have granted Nortia a ten (10) day extension in which to file a response to the complaint filed against it by Mirador Consulting, Inc..

Thank you for your cooperation in this matter.

Sincerely,

Scott A. Mersky

IN THE COUNTY COURT IN AND FOR
PALM BEACH COUNTY, FLORIDA

CASE NO.: 502005CC004932XXXXSB DIV RD

MIRADOR CONSULTING, INC.,
a Florida corporation,

Plaintiff,

vs.

NORTIA CAPITAL PARTNERS, INC.,
a Florida corporation,

Defendant.
_______________________________/

AFFIDAVIT OF SCOTT A. MERSKY IN SUPPORT OF DEFENDANT'S MOTION TO SET ASIDE DEFAULT

STATE OF FLORIDA)
)
COUNTY OF PALM BEACH)

BEFORE ME the undersigned authority, personally appeared SCOTT A. MERSKY, who being first duly sworn, deposes and says:

1. My name is Scott A. Mersky. I am an attorney licensed to practice in the State of Florida, and I am over eighteen years of age.

2. On or about May 24, 2005, I was contacted by David Bovi, Esq. ("Bovi"), a Florida securities attorney for Defendant Nortia Capital Partners, Inc. ("Nortia"), with respect to the above-styled litigation. Bovi requested that I obtain a ten-day enlargement


EXHIBIT
E

of time for Nortia to respond to the Complaint in this action.

3. My secretary then spoke with the secretary for Gary Klein ("Klein"), the attorney for Plaintiff Mirador Consulting, Inc. Klein's office consented to the above-referenced enlargement of time. A copy of my May 24, 2005 correspondence to Klein confirming this enlargement of time is annexed hereto as Exhibit 1.

4. I then informed Randy Katz, who is the California corporate securities counsel for Nortia, that I had obtained the enlargement of time, but that he would need to obtain a different attorney to draft and file a response to the Complaint.

5. Klein did not contact me before filing the Motion for Default on June 24, 2005.

FURTHER AFFIANT SAYETH NOT.

STATE OF FLORIDA)
)
COUNTY OF PALM BEACH)

BEFORE ME, the undersigned authority, personally appeared SCOTT A. MERSKY, who was sworn and says that the foregoing is true.

SCOTT A. MERSKY

Sworn to and subscribed before me on this 4th day of July, 2005.

AGNES BABINO
MY COMMISSION #DD180937
EXPIRES: JAN 29, 2007
Bonded through Advantage Notary

Notary Public

Personally Known [ ] OR Produced Identification [ ].

Type of Identification Produced ______________________

THE LAW OFFICES OF SCOTT A. MERSKY, P.A.

The Harvey Building
224 Datura Street, Suite 1308
West Palm Beach, Florida 33401

Phone: (561) 837-9978
Fax: (561) 837-9979

May 24, 2005

Gary A. Klein, Esq.
Klein & Sallah, LLC
2101 N.W. Corporate Blvd.
Suite 216
Boca Raton, Florida 33431

RE: MIRADOR CONSULTING, INC. vs. NORTIA CAPITAL PARTNERS, INC.

County Court Case No: 502005CC 004932XXXX SB DIV RD

Dear Mr. Klein:

Please be advised this office represents Nortia Capital Partners, Inc. ("Nortia"). This letter shall confirm that you have granted Nortia a ten (10) day extension in which to file a response to the complaint filed against it by Mirador Consulting, Inc..

Thank you for your cooperation in this matter.

Sincerely,

Scott A. Mersky


EXHIBIT

IN THE COUNTY COURT IN AND FOR
PALM BEACH COUNTY, FLORIDA

CASE NO.: 502005CC004932XXXXSB DIV RD

MIRADOR CONSULTING, INC.,
a Florida corporation,

Plaintiff,

vs.

NORTIA CAPITAL PARTNERS, INC.,
a Florida corporation,

Defendant.
_______________________________/

DEFENDANT'S NOTICE OF FILING AFFIDAVIT OF RANDOLF W. KATZ

Defendant, Nortia Capital Partners, Inc., a Florida corporation, by and through its undersigned counsel, hereby gives notice of filing the original Affidavit of Randolf W. Katz, dated July 18, 2005.

7/20/05

CERTIFICATE OF SERVICE

I HEREBY CERTIFY that a true copy of the foregoing has been furnished via U.S. Mail on GARY A. KLEIN, ESQ., Klein & Sallah, LLC, 2101 NW Corporate Blvd., Suite 216, Boca Raton, FL 33431, this 20th day of July, 2005.

KATZMAN, WASSERMAN & BENNARDINI, P.A.
Attorneys for Nortia Capital Partners, Inc.
Suite 140/Boca Corporate Plaza
7900 Glades Road
Boca Raton, FL 33434
Phone: (561) 477-7774
Fax: (561) 477-7447

By: ______________________
STEVEN M. KATZMAN
Florida Bar No.: 375861
CRAIG A. RUBINSTEIN
Florida Bar No.: 77755

IN THE COUNTY COURT IN AND FOR
PALM BEACH COUNTY, FLORIDA

CASE NO.: 502005CC004932XXXXSB DIV RD

MIRADOR CONSULTING, INC.,
a Florida corporation,

Plaintiff,

vs.

NORTIA CAPITAL PARTNERS, INC.,
a Florida corporation,

Defendant.
_____________________________/

AFFIDAVIT OF RANDOLF W. KATZ IN SUPPORT OF DEFENDANT'S MOTION TO SET ASIDE DEFAULT

STATE OF NEW YORK)
)
COUNTY OF NEW YORK)

BEFORE ME the undersigned authority, personally appeared RANDOLF W. KATZ, who being first duly sworn, deposes and says:

1. My name is Randolf W. Katz ("Katz"). I am known as "Randy." I am an attorney licensed to practice in the State of California, and I am over eighteen years of age.

2. On May 5, 2005, William Bosso ("Bosso"), the Chief Executive Officer of Defendant Nortia Capital Partners, Inc. ("Nortia"), advised me that he had been served with the Summons and Complaint in the above-referenced lawsuit on May 3, 2005.

3. I am the California corporate securities counsel for Nortia. Upon being notified by Bosso of the lawsuit, I engaged in a series of settlement discussions with Gary A. Klein, Esq. ("Klein"), the attorney for Plaintiff Mirador Consulting, Inc.

4. As I am not licensed to practice law in the State of Florida, I contacted David Bovi, Esq. ("Bovi"), a Florida securities attorney for Nortia, to inform him that Nortia would need to obtain an attorney licensed to practice in Florida to respond to the Complaint.

5. It is my understanding from Bovi that Bovi then asked Scott A. Mersky ("Mersky"), a Florida attorney, to obtain from Klein an extension of time to respond to the Complaint and then to draft and file a response to the Complaint. I am aware that Mersky obtained a ten-day enlargement of time from Klein to do so, as Mersky furnished me with a copy of his May 24, 2005 correspondence to Klein confirming that enlargement of time. A copy of Mersky's correspondence to Klein, as well as Mersky's fax transmission sheet to me enclosing same, are annexed hereto as Exhibit 1.

6. Klein filed the Motion for Default on June 24, 2005 (1) without notifying me of his intent to do so; and (2) notwithstanding the fact that Klein and I were still engaging in settlement discussions.

FURTHER AFFIANT SAYETH NOT.

STATE OF NEW YORK)
)
COUNTY OF NEW YORK)

BEFORE ME, the undersigned authority, personally appeared RANDOLF W. KATZ, who was sworn and says that the foregoing is true.

RANDOLF W. KATZ

Sworn to and subscribed before me on this 18th day of July, 2005.

Notary Public

KEVIN A. CAREY
Notary Public, State of New York
No. 01CA5032093
Qualified in Bronx County
Commission Expires Aug. 15, 2006

Personally Known [✓] OR Produced Identification [✓].

Type of Identification Produced ______________________

FACISIMILE TRANSMITTAL COVER SHEET

Date and Time:	May 24, 2005
To:	Randolf W. Katz
Company:	
Fax:	949-223-7102
From	Scott A. Mersky, Esq.
Company:	Law Offices of Scott A. Mersky, P.A.
Phone No.:	561-837-9978
Fax No.:	561-837-9979
No. of Pages:	2 pages including cover



EXHIBIT
1

THE LAW OFFICES OF
SCOTT A. MERSKY, P.A.

The Harvey Building
224 Datura Street, Suite 1308
West Palm Beach, Florida 33401

Phone: (561) 837-9978
Fax: (561) 837-9979

May 24, 2005

Gary A. Klein, Esq.
Klein & Sallah, LLC
2101 N.W. Corporate Blvd.
Suite 216
Boca Raton, Florida 33431

RE: **MIRADOR CONSULTING, INC. vs. NORTIA CAPITAL PARTNERS, INC.**

County Court Case No: 502005CC 004932XXXX SB DIV RD

Dear Mr. Klein:

Please be advised this office represents Nortia Capital Partners, Inc. ("Nortia"). This letter shall confirm that you have granted Nortia a ten (10) day extension in which to file a response to the complaint filed against it by Mirador Consulting, Inc..

Thank you for your cooperation in this matter.

Sincerely,

Scott A. Mersky

IN THE COUNTY COURT IN AND FOR
PALM BEACH COUNTY, FLORIDA

CASE NO.: 502005CC004932XXXXSB DIV RD

MIRADOR CONSULTING, INC.,
a Florida corporation,

Plaintiff,

vs.

NORTIA CAPITAL PARTNERS, INC.,
a Florida corporation,

Defendant.
______________________________/


COPY
SOUTH COUNTY BRANCH OFFICE
ORIGINAL RECEIVED
JUL 29 2005
SHARON R. BOCK
CLERK & COMPTROLLER
PALM BEACH COUNTY

DEFENDANT'S NOTICE OF FILING AFFIDAVIT OF SCOTT A. MERSKY

Defendant, Nortia Capital Partners, Inc., a Florida corporation, by and through its undersigned counsel, hereby gives notice of filing the original Affidavit of Scott A. Mersky, dated July 14, 2005.

7/26/05

CERTIFICATE OF SERVICE

I HEREBY CERTIFY that a true copy of the foregoing has been furnished via U.S. Mail on GARY A. KLEIN, ESQ., Klein & Sallah, LLC, 2101 NW Corporate Blvd., Suite 216, Boca Raton, FL 33431, this 2nd day of July, 2005.

KATZMAN, WASSERMAN & BENNARDINI, P.A.
Attorneys for Nortia Capital Partners, Inc.
Suite 140/Boca Corporate Plaza
7900 Glades Road
Boca Raton, FL 33434
Phone: (561) 477-7774
Fax: (561) 477-7447

By: ______________________
STEVEN M. KATZMAN
Florida Bar No.: 375861
CRAIG A. RUBINSTEIN
Florida Bar No.: 77755

IN THE COUNTY COURT IN AND FOR
PALM BEACH COUNTY, FLORIDA

CASE NO.: 502005CC004932XXXXSB DIV RD

MIRADOR CONSULTING, INC.,
a Florida corporation,

Plaintiff,

vs.

NORTIA CAPITAL PARTNERS, INC.,
a Florida corporation,

Defendant.
_______________________________/

AFFIDAVIT OF SCOTT A. MERSKY IN SUPPORT OF DEFENDANT'S MOTION TO SET ASIDE DEFAULT

STATE OF FLORIDA)
)
COUNTY OF PALM BEACH)

BEFORE ME the undersigned authority, personally appeared SCOTT A. MERSKY, who being first duly sworn, deposes and says:

1. My name is Scott A. Mersky. I am an attorney licensed to practice in the State of Florida, and I am over eighteen years of age.

2. On or about May 24, 2005, I was contacted by David Bovi, Esq. ("Bovi"), a Florida securities attorney for Defendant Nortia Capital Partners, Inc. ("Nortia"), with respect to the above-styled litigation. Bovi requested that I obtain a ten-day enlargement

of time for Nortia to respond to the Complaint in this action.

3. My secretary then spoke with the secretary for Gary Klein ("Klein"), the attorney for Plaintiff Mirador Consulting, Inc. Klein's office consented to the above-referenced enlargement of time. A copy of my May 24, 2005 correspondence to Klein confirming this enlargement of time is annexed hereto as Exhibit 1.

4. I then informed Randy Katz, who is the California corporate securities counsel for Nortia, that I had obtained the enlargement of time, but that he would need to obtain a different attorney to draft and file a response to the Complaint.

5. Klein did not contact me before filing the Motion for Default on June 24, 2005.

FURTHER AFFIANT SAYETH NOT.

STATE OF FLORIDA)
)
COUNTY OF PALM BEACH)

BEFORE ME, the undersigned authority, personally appeared SCOTT A. MERSKY, who was sworn and says that the foregoing is true.

SCOTT A. MERSKY

Sworn to and subscribed before me on this 4th day of July, 2005.


AGNES BABINO
MY COMMISSION #DD180937
EXPIRES: JAN 29, 2007
Bonded through Advantage Notary

Notary Public

Personally Known [ ] OR Produced Identification [ ].

Type of Identification Produced________________________

THE LAW OFFICES OF
SCOTT A. MERSKY, P.A.

The Harvey Building
224 Datura Street, Suite 1308
West Palm Beach, Florida 33401

Phone: (561) 837-9978
Fax: (561) 837-9979

May 24, 2005

Gary A. Klein, Esq.
Klein & Sallah, LLC
2101 N.W. Corporate Blvd.
Suite 216
Boca Raton, Florida 33431

RE: **MIRADOR CONSULTING, INC. vs. NORTIA CAPITAL PARTNERS, INC.**

County Court Case No: 502005CC 004932XXXX SB DIV RD

Dear Mr. Klein:

Please be advised this office represents Nortia Capital Partners, Inc. ("Nortia"). This letter shall confirm that you have granted Nortia a ten (10) day extension in which to file a response to the complaint filed against it by Mirador Consulting, Inc..

Thank you for your cooperation in this matter.

Sincerely,

Scott A. Mersky


EXHIBIT

IN THE COUNTY COURT IN AND FOR
PALM BEACH COUNTY, FLORIDA

CASE NO.: 502005CC004932XXXXSB DIV RD

MIRADOR CONSULTING, INC.,
a Florida corporation,

Plaintiff,

vs.

NORTIA CAPITAL PARTNERS, INC.,
a Florida corporation,

Defendant.
_______________________________/


COPY
SOUTH COUNTY BRANCH OFFICE
ORIGINAL RECEIVED
JUL 29 2005
SHARON R. BOCK
CLERK & COMPTROLLER
PALM BEACH COUNTY

DEFENDANT'S NOTICE OF FILING AFFIDAVIT OF WILLIAM J. BOSSO

Defendant, Nortia Capital Partners, Inc., a Florida corporation, by and through its undersigned counsel, hereby gives notice of filing the original Affidavit of William J. Bosso, dated July 22, 2005.

7/26/05

CERTIFICATE OF SERVICE

I HEREBY CERTIFY that a true copy of the foregoing has been furnished via U.S. Mail on GARY A. KLEIN, ESQ., Klein & Sallah, LLC, 2101 NW Corporate Blvd., Suite 216, Boca Raton, FL 33431, this 26TH day of July, 2005.

KATZMAN, WASSERMAN & BENNARDINI, P.A.
Attorneys for Nortia Capital Partners, Inc.
Suite 140/Boca Corporate Plaza
7900 Glades Road
Boca Raton, FL 33434
Phone: (561) 477-7774
Fax: (561) 477-7447

By ______________________
STEVEN M. KATZMAN
Florida Bar No.: 375861
CRAIG A. RUBINSTEIN
Florida Bar No.: 77755

IN THE COUNTY COURT IN AND FOR
PALM BEACH COUNTY, FLORIDA

CASE NO.: 502005CC004932XXXXSB DIV RD

MIRADOR CONSULTING, INC.,
a Florida corporation,

Plaintiff,

vs.

NORTIA CAPITAL PARTNERS, INC.,
a Florida corporation,

Defendant.
______________________________/

AFFIDAVIT OF WILLIAM J. BOSSO IN SUPPORT OF DEFENDANT'S MOTION TO SET ASIDE DEFAULT

STATE OF GA)
)
COUNTY OF FULTON)

BEFORE ME the undersigned authority, personally appeared WILLIAM J. BOSSO, who being first duly sworn, deposes and says:

1. My name is William J. Bosso. I am over eighteen years of age.

2. I am the Chief Executive Officer of Defendant Nortia Capital Partners, Inc. ("Nortia"). I was served with the Summons and Complaint in the above-referenced lawsuit on May 3, 2005.

3. When I was served with the lawsuit, I contacted an attorney in California named Randy Katz ("Katz") to inform him of the existence of the lawsuit. Katz then

contacted Gary A. Klein, Esq. ("Klein"), the attorney for the Plaintiff in this lawsuit, Mirador Consulting, Inc. ("Mirador"). Katz and Klein then engaged in settlement discussions.

4. Although Katz was handling the settlement negotiations on behalf of Nortia, Katz informed me that I would need a Florida attorney to respond to the lawsuit. Accordingly, I contacted David M. Bovi, Esq., corporate counsel for Nortia, who is a Florida attorney. Bovi informed me that he would have a different Florida attorney respond to the lawsuit.

5. However, that other Florida attorney did not respond to the lawsuit, and when settlement negotiations between Katz and Klein broke down, Klein filed the Motion for Default.

6. Nortia has meritorious defenses to this action, and intends to both vigorously defend this action and file a Counterclaim. Specifically, Mirador did not perform any of the consulting services required of it under the Consulting Agreement between Mirador and Nortia dated December 22, 2004 that is the subject of the Complaint.

FURTHER AFFIANT SAYETH NOT.

STATE OF GA)
)
COUNTY OF FULTON)

BEFORE ME, the undersigned authority, personally appeared WILLIAM J. BOSSO, who was sworn and says that the foregoing is true.

WILLIAM J. BOSSO

Sworn to and subscribed before me on this 22 day of July, 2005.

Notary Public

Personally Known [ ] OR Produced Identification [X].

Type of Identification Produced GA Driver License

CHUN KIT HSU
Notary Public Fulton County, Georgia
My Commission Expires September 21, 2007

IN THE COUNTY COURT IN AND FOR
PALM BEACH COUNTY, FLORIDA

MIRADOR CONSULTING, INC., a Florida corporation,

CASE NO.: 502005CC004932XXXXSB DIV RD

Plaintiff,

vs.

NORTIA CAPITAL PARTNERS, INC., a Florida corporation,

Defendant.

_______________________________/


COPY
SOUTH COUNTY BRANCH OFFICE
ORIGINAL RECEIVED
AUG 01 2005
SHARON R. BOCK
CLERK & COMPTROLLER
PALM BEACH COUNTY

NOTICE OF HEARING

DATE: **AUGUST 30, 2005**

TIME: **8:30 A.M.**

JUDGE: **DEBRA MOSES STEPHENS**

PLACE: **200 W. ATLANTIC AVENUE, ROOM 2, DELRAY BEACH, FL**

MATTER: **DEFENDANT'S MOTION TO SET ASIDE DEFAULT AND INCORPORATED MEMORANDUM OF LAW**

Movant certifies that a bonafide effort to agree or to narrow the issues on the Motion noticed has been made with opposing counsel or that, because of time considerations, such effort has not yet been made, but will be made prior to the scheduled hearing. Counsel will make every effort to agree on a stipulated order, or failing that, to narrow the issues prior to the hearing date. Pursuant to Local Rules, this will constitute a good faith effort to resolve the matters raised by this motion.

In accordance with the *American With Disabilities Act*, persons with a disability who need any accommodation in order to participate in this proceeding, are entitled, at no cost to them, to the provisions of certain assistance. Please contact: ADA Coordinator, Palm Beach County Courthouse, 205 N. Dixie Highway, Room 5.2500, West Palm Beach, Florida 33401 (telephone number 355-2431) within two (2) working days of your receipt of this Order. If

7/20/05

you are hearing or voice impaired, call 1-800-955-8771 (TDD) or 1-800-955-8770 (V), via Florida Relay Service.

CERTIFICATE OF SERVICE

I HEREBY CERTIFY that a true copy of the foregoing has been furnished via U.S. Mail on GARY A. KLEIN, ESQ., Klein & Sallah, LLC, 2101 NW Corporate Blvd., Suite 216, Boca Raton, FL 33431, this 26th day of JULY, 2005.

KATZMAN, WASSERMAN & BENNARDINI, P.A.
Attorneys for Nortia Capital Partners, Inc.
Suite 140/Boca Corporate Plaza
7900 Glades Road
Boca Raton, FL 33434
Phone: (561) 477-7774
Fax: (561) 477-7447

By: ______________________
STEVEN M. KATZMAN
Florida Bar No.: 375861
CRAIG A. RUBINSTEIN
Florida Bar No.: 77755

IN THE COUNTY COURT OF THE FIFTEENTH CIRCUIT
IN AND FOR PALM BEACH COUNTY, FLORIDA

MIRADOR CONSULTING, INC., a Florida corporation,

CASE NO.: 502005CC004932XXXXSB DIV RD

Plaintiff,

v.

NORTIA CAPITAL PARTNERS, INC., a Florida corporation,

Defendant.

_______________________________/

ORDER ON DEFENDANT'S MOTION TO SET ASIDE DEFAULT

THIS CAUSE having come before the Court on August 30, 2005, on Defendant, Nortia Capital Partners, Inc.'s Motion to Set Aside the Default, and the Court having heard argument of counsel and being fully advised in the premises, it is

ORDERED AND ADJUDGED that the Motion is GRANTED. The Default entered by the Clerk of this Court on June 28, 2005 is hereby set aside. Defendant Nortia Capital Partners, Inc. shall serve its response to the Complaint within twenty days of the date of this Order.

DONE AND ORDERED in Chambers, Delray Beach, Palm Beach County, Florida this ___ day of August, 2005.

SIGNED AND DATED
AUG 30 2005
JUDGE DEBRA MOSES STEPHENS

____
DEBRA MOSES STEPHENS, County Court Judge

Copies furnished:
Gary A. Klein, Esq., Klein & Sallah, LLC, 2101 NW Corporate Blvd., Suite 216, Boca Raton, FL 33431
Craig A. Rubinstein, Esq., Katzman, Wasserman & Bennardini, P.A., Suite 140, 7900 Glades Road, Boca Raton, FL 33434

K:\90118.002\Pleadings\order on Motion to Set Aside Default2.wpd

8/30/05

IN THE COUNTY COURT OF THE FIFTEENTH CIRCUIT
IN AND FOR PALM BEACH COUNTY, FLORIDA

MIRADOR CONSULTING, INC.,
a Florida corporation,

CASE NO.: 502005CC004932XXXXSB DIV RD

Plaintiff,

vs.

NORTIA CAPITAL PARTNERS, INC.,
a Florida corporation,

Defendant.
______________________________/


SOUTH COUNTY BRANCH OFFICE
COPY
ORIGINAL RECEIVED
SEP 16 2005
SHARON R. BOCK
CLERK & COMPTROLLER
PALM BEACH COUNTY

DEFENDANT'S MOTION TO DISMISS COMPLAINT WITH PREJUDICE

Defendant, Nortia Capital Partners, Inc., a Florida corporation ("Nortia, Florida"), by and through its undersigned counsel, and pursuant to Florida Rules of Civil Procedure 1.140 and 1.420, hereby moves this Court to dismiss the Complaint with prejudice, and states as follows:

1. The instant action is for breach of contract relative to a Consulting Agreement ("Agreement") dated December 22, 2004. Plaintiff has alleged that the Agreement was between Plaintiff and Nortia, Florida, and has therefore brought this action against Nortia, Florida. However, this allegation is inaccurate.

2. In point of fact, as set forth in the first paragraph of the Agreement, the Agreement is between Plaintiff and Nortia Capital Partners, Inc., a Nevada corporation ("Nortia, Nevada"). Nortia, Florida ceased to exist sixteen days prior to the execution of the Agreement

9/14/05

into Nortia, Nevada.[1]

3. Accordingly, the Plaintiff has sued the wrong party, and the Complaint should therefore be dismissed with prejudice.

CONCLUSION

WHEREFORE, for all of the foregoing reasons, Defendant Nortia Capital Partners, Inc., a Florida corporation, respectfully moves this Court to dismiss the Complaint with prejudice, and for such other and further relief as this Court deems just and proper.

CERTIFICATE OF SERVICE

I HEREBY CERTIFY that a true copy of the foregoing has been furnished via U.S. Mail on GARY A. KLEIN, ESQ., Klein & Sallah, LLC, 2101 NW Corporate Blvd., Suite 216, Boca Raton, FL 33431, this 14TH day of September, 2005.

KATZMAN, WASSERMAN & BENNARDINI, P.A.
Attorneys for Nortia Capital Partners, Inc.
Suite 140/Boca Corporate Plaza
7900 Glades Road
Boca Raton, FL 33434
Phone: (561) 477-7774
Fax: (561) 477-7447

By: ______________________
STEVEN M. KATZMAN
Florida Bar No.: 375861
CRAIG A. RUBINSTEIN
Florida Bar No.: 77755

[1] As the records of the Florida Department of State, Division of Corporations demonstrate, Nortia, Florida merged into Nortia, Nevada on December 6, 2004, sixteen days prior the execution of the Agreement between Plaintiff and Nortia, Nevada on December 22, 2004.